EXECUTION VERSION

Agreement and Plan of Merger

by and among

Tsinghua Unigroup Ltd.

and

Spreadtrum Communications, Inc.

dated as of

July 12, 2013

EXECUTION VERSION

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EXECUTION VERSION

TABLE OF CONTENTS

(continued)

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EXECUTION VERSION

TABLE OF CONTENTS

(continued)

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 12, 2013, by and among Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Parent”), and Spreadtrum Communications, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”).

WITNESSETH

WHEREAS, following the execution of this Agreement, Parent shall form a new wholly owned subsidiary as a Cayman Islands exempted company (“Merger Sub”) and shall cause Merger Sub to join this Agreement.

WHEREAS, Parent and the Company intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger and becoming a wholly owned, direct or indirect, subsidiary of Parent, upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that it is fair to and in the best interests of the Company and its shareholders for Parent to acquire the Company on the terms and subject to the conditions set forth herein; (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions and (iii) resolved to recommend the approval and authorization of this Agreement and of the Plan of Merger by the shareholders of the Company.

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Tsinghua Holdings Co. Ltd. (the “Guarantor”) is delivering to the Company a limited guarantee, dated the date of this Agreement, in favor of the Company pursuant to which the Guarantor is guaranteeing certain of the obligations of Parent and Merger Sub under this Agreement (such guarantee, the “Guarantee”).

WHEREAS, the board of directors of Parent has approved the execution, delivery and performance of this Agreement and the consummation of the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parent and the Company hereby agree as follows:

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AGREEMENT

ARTICLE I
THE MERGER

Section 1.1           The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving entity in the Merger and as a wholly owned, direct or indirect, subsidiary of Parent. The Company from and after the Effective Time is hereinafter also referred to as the “Surviving Company.” From and after the Effective Time, the Merger shall have all the effects of a merger under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”) and as set forth in this Article I.

Section 1.2           Closing; Effective Time. The closing of the Merger (the “Closing”) will take place as soon as reasonably practicable (and in any event within ten (10) Business Days) after the satisfaction or waiver (by the party entitled to waive such conditions) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), at the offices of Morrison & Foerster LLP, 22nd Floor, China Central Place Tower 3, 77 Jianguo Road, Chaoyang District, Beijing, PRC, unless another place, date or time is agreed to by the parties hereto. The date upon which the Closing actually occurs is herein referred to as the “Closing Date.” On the Closing Date, the parties hereto shall cause the Merger to be consummated by executing (or in the case of Parent, causing to be executed by Merger Sub) and filing the Plan of Merger, in substantially the form attached hereto as Exhibit A (with such changes as Parent may specify consistent with this Agreement to reflect the formation of Merger Sub as the “Merging Company” under the Plan of Merger as contemplated by Section 1.3) (the “Plan of Merger”), a certificate of good standing, a director’s declaration for each of Merger Sub and the Company and any other required certificates and documents with the Registrar of Companies of the Cayman Islands (the “Registrar”). The Merger shall become effective upon the registration of the Plan of Merger by the Registrar (the “Effective Time”), which shall be evidenced by the issue by the Registrar of the Certificate of Merger in respect of the Merger. If the Registrar requires any changes to the Plan of Merger as a condition to registration or to issuing the Certificate of Merger, Parent, Merger Sub and the Company will mutually cooperate to execute any necessary revisions incorporating such changes; provided, that such changes are not inconsistent with, and do not result in any material change in, the terms of this Agreement.

Section 1.3           Formation of Merger Sub. As promptly as reasonably practicable after the date of this Agreement, Parent shall cause Merger Sub to be formed as a wholly owned (directly or indirectly) exempted company under the laws of the Cayman Islands. Promptly thereafter, Parent shall cause Merger Sub to join this Agreement by signing a counterpart signature page hereto or by signing a joinder agreement or similar document in form reasonably satisfactory to the Company and, if appropriate to cause Merger Sub to join this Agreement, Parent and the Company also shall sign such agreement or document. Parent shall take such actions as are necessary to cause the board of directors of Merger Sub to approve this Agreement and to cause the shareholder of Merger Sub to approve the execution, delivery and performance of this Agreement, the approval and authorization of the Plan of Merger and the consummation of the Transactions by Merger Sub and, if required, Parent shall cause the board of directors of Merger Sub to approve, and the Company Board shall approve, the Plan of Merger in the form to be filed with the Registrar as contemplated by Section 1.2 with such changes as necessary or appropriate in connection with the formation of Merger Sub and in any case consistent with the terms of this Agreement. Notwithstanding any provision herein to the contrary, (i) the obligations of Merger Sub to perform its covenants under this Agreement, and of Parent to cause Merger Sub to take any actions, shall commence only at the time Merger Sub so joins this Agreement and (ii) each representation and warranty made by or with respect to Merger Sub shall be deemed not made until Merger Sub’s joinder of this Agreement and any references to the date of this Agreement with respect thereto shall refer to the date of Merger Sub’s joinder.

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Section 1.4           Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and applicable provisions of the Companies Law. Without limiting the generality of the foregoing, in each case with effect from the Effective Time:

(a)         the Surviving Company shall possess all the rights, assets, privileges, immunities, powers, objects, purposes and franchises, of a public as well as a private nature, of each of the Merger Sub and the Surviving Company (collectively, the “Constituent Companies”). All assets of each of the Constituent Companies and all and every other interest therein belonging to either of the Constituent Companies shall be taken and deemed to be transferred to and vested in the Surviving Company without further act or deed; and the title to any real estate, or any interest therein, vested in either of the Constituent Companies shall not revert or be in any way impaired by reason of such Merger;

(b)         the Surviving Company shall thereupon and thereafter be responsible and liable for all claims, debts, liabilities and obligations of each of the Constituent Companies;

(c)          the Memorandum and Articles of Association in substantially the form attached hereto as Exhibit B shall be the Memorandum and Articles of Association of the Surviving Company;

(d)         the register of members of the Surviving Company shall have been updated to reflect the membership of the Surviving Company; and

(e)          the initial directors and officers of the Surviving Company shall be as set forth in the Plan of Merger.

ARTICLE II
EFFECTS OF THE MERGER ON THE SHARE CAPITAL OF
THE CONSTITUENT COMPANIES

Section 2.1           Conversion of Shares. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a)          Shares of Merger Sub. Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share of the Surviving Company. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Company and this will be reflected in the register of members of the Surviving Company.

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(b)         Merger Consideration. Each ordinary share of the Company of a nominal or par value of US$0.0001 per share (the “Company Ordinary Shares”) issued and outstanding immediately prior to the Effective Time (each, a “Share” and collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing three (3) Company Ordinary Shares (“ADSs”), other than Excluded Shares, shall be cancelled in exchange for the right to receive ten and one-third U.S. dollars (US$10.33) in cash per Share without interest (the “Per Share Merger Consideration”), rounded down to the nearest whole dollar for each holder of Shares (after aggregating all Shares held by such holder). As each ADS represents three (3) Company Ordinary Shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) shall represent the right to receive thirty-one U.S. dollars (US$31.00) in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement.

At the Effective Time, all of the Shares, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 2.2(e). For the purposes of this Agreement, “Excluded Shares” means (x) Shares (“Dissenting Shares”) owned by holders (“Dissenting Shareholders”) who have validly exercised their right to dissent from the Merger (“Dissenter Rights”) and not lost their Dissenter Rights pursuant to Section 238 of the Companies Law, (y) Treasury Shares and (z) Company Ordinary Shares held by the Depositary in the Company’s name as described in Section 3.3(a)(ii).

At the Effective Time, all Company Ordinary Shares that are held by the Company as treasury shares immediately prior to the Effective Time (“Treasury Shares”) or held by the Depositary in the Company’s name as described in Section 3.3(a)(ii) shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. No Per Share Merger Consideration and no other amount shall be payable in respect of the cancellation of the Treasury Shares and other Company Ordinary Shares described in the immediately preceding sentence, and such Treasury Shares and other Company Ordinary Shares shall not be deemed to be Shares for the purposes of this Agreement.

(c)         Certain Adjustments. Notwithstanding any provision of this Article II, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, solely by reason of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be appropriately adjusted and relevant provisions of this Agreement amended to reflect such share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action.

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(d)         Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he, she or it has no registered address in the register of members (or branch register) maintained by the Company; (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company or (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such shareholder and has been returned undelivered. In the event that monies due to Dissenting Shareholders and shareholders who are untraceable exceeds two million U.S. dollars (US$2,000,000), such monies and any monies that are returned shall be held by the Surviving Company in a separate non-interest bearing account for the benefit of Dissenting Shareholders and shareholders who are untraceable. Monies remaining unclaimed after a period of seven (7) years from the date of the notice of the Shareholders Meeting shall be forfeited and shall revert to the Surviving Company. Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

Section 2.2           Exchange of Share Certificates.

(a)         Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company (the “Paying Agent”) selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed), for the benefit of the holders of Shares and ADSs, a cash amount in U.S. dollars in immediately available funds sufficient for the Paying Agent to make payments under Section 2.1(b) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”).

(b)         Investment of Exchange Fund. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that such investments shall be in (i) short-term direct obligations of the United States of America; (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest; (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding one billion U.S. dollars (US$1,000,000,000). Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 2.1(b) shall be returned to the Surviving Company or Parent (as directed by Parent) in accordance with Section 2.2(f). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 2.1(b), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is maintained at a level sufficient for the Paying Agent to make such payments under Section 2.1(b).

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(c)         Exchange Procedures. Promptly after the Effective Time, the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying how the delivery of the Per Share Merger Consideration to registered holders of the Shares (other than Excluded Shares) shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree (which shall include the statement that delivery of Share Certificates will be effected by, and risk of loss and title to Share Certificates will pass only upon, delivery of the Share Certificates to the Paying Agent) and (ii) instructions for effecting the surrender of share certificates, if any, representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.2(g)) and such other documents as may be required in exchange for the Per Share Merger Consideration. Upon delivery to the Paying Agent of all documents required in accordance with the terms of such letter of transmittal, duly executed (including, in the case of any Shares represented by a Share Certificate, such Share Certificate or an affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.2(g)), the applicable registered holder of Shares (other than Excluded Shares), including Shares that are represented by a Share Certificate and Shares that are not represented by a Share Certificate (“Uncertificated Shares”), shall be entitled to receive in exchange for the cancellation of such Shares a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.2(g)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled.

Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than any ADSs representing any Excluded Shares) and (y) the Per ADS Merger Consideration; (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (other than holders of any ADSs representing any Excluded Shares) pro rata to their holdings of ADSs upon surrender by them of the ADSs and (iii) the Depositary shall return to the Surviving Company, or at the Surviving Company’s direction, any amounts transmitted to the Depositary pursuant to the immediately preceding clause (i) that remain with the Depositary and unclaimed by any ADS holder at the date that is six (6) months after the Closing Date. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders.

No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for the aggregate Per Share Merger Consideration payable in respect of such Shares may be issued to such transferee, if all documents reasonably required by the Paying Agent or the Surviving Corporation to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable and all other required documents are presented to the Paying Agent, accompanied by the Share Certificates (if any) that immediately prior to the Effective Time represented such Shares.

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(d)         Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration and Per ADS Merger Consideration paid in exchange for the cancellation of the Shares (including Shares represented by Share Certificates and Uncertificated Shares) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares (including Shares previously represented by Share Certificates and Uncertificated Shares), and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time (whether represented by Share Certificates or Uncertificated Shares) shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, any Share Certificate is presented to the Surviving Company, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article II.

(e)         Dissenter’s Rights. No person who has validly exercised their Dissenter Rights pursuant to Section 238 of the Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such person unless and until such person shall have effectively withdrawn such person’s written objection or lost such person’s Dissenter Rights under the Companies Law. If a holder of Dissenting Shares effectively withdraws its written objection or loses its Dissenter Rights under Section 238 of the Companies Law with respect to any Dissenting Shares, such Shares shall cease to be Dissenting Shares. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Companies Law with respect to Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written objection to the Merger or any demands for the exercise of Dissenter Rights and any other instruments served pursuant to applicable law that are received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct or approve all negotiations and proceedings with respect to the exercise of Dissenter Rights under the Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any dissent from the Merger or the exercise of Dissenter Rights, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(f)          Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the former holders of Shares at the date that is six (6) months after the Effective Time shall be delivered to or at the direction of the Surviving Company. Any former holder of Shares who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article II upon due surrender of its Share Certificates, if any (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.2(g)), and any required documents, without any interest thereon.

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(g)         Lost, Stolen or Destroyed Share Certificates. In the event of any Share (other than Excluded Shares) being represented by a Share Certificate that shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed in form and substance reasonably satisfactory to the Surviving Company and, if reasonably required by the Surviving Company or by the Paying Agent, the posting by such person of a bond in customary amount and upon such terms as may be reasonably required by the Surviving Company or the Paying Agent as an indemnity against any claim that may be made against it or the Surviving Company with respect to such Share Certificate, the Paying Agent will issue a check to such person in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(h)         Withholding Rights. Each of the Surviving Company, Parent and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax law; provided, that in the case of withholding pursuant to the Circular 698 described in Section 6.7(c), such withholding shall only be made upon a determination by the PRC State Administration of Taxation that such withholding is required. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by the Surviving Company, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Stock Options in respect to which such deduction and withholding was made by the Surviving Company or Parent, as the case may be.

(i)          Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the Deposit Agreement (the “Deposit Agreement”), dated as of June 29, 2007, by and among the Company, the Depositary and the holders and beneficial owners from time to time of ADSs issued thereunder, in accordance with its terms.

(j)          No Liability. None of the Surviving Company, Parent, the Paying Agent, the Depositary or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(k)         Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration and the Per ADS Merger Consideration represent the fair value of the Shares and ADSs for the purposes of Section 238(8) of the Companies Law.

(l)          No Further Dividends. No dividends or other distributions with respect to share capital of the Surviving Company with a record date on or after the Effective Time shall be paid to the former holders of any Shares (regardless of whether or not such holders have surrendered such Shares).

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Section 2.3           Treatment of Company Stock Options and Company Restricted Share Units.

(a)          Treatment of Company Stock Options.

(i)           At the Effective Time, each vested Company Stock Option (or, in the case of a Company Stock Option that is partially vested, the vested portion thereof) that is outstanding and unexercised as of the Effective Time shall be entitled to receive, for each Company Ordinary Share or ADS subject to such vested Company Stock Option, the difference between the exercise price applicable to such Company Stock Option and: (A) in the case of a vested Company Stock Option that was denominated in or exercisable for Company Ordinary Shares, the Per Share Merger Consideration and (B) in the case of a vested Company Stock Option that was denominated in or exercisable for ADSs, the Per ADS Merger Consideration.

(ii)          At the Effective Time, each unvested Company Stock Option (or in the case of a Company Stock Option that is partially vested, the unvested portion thereof) that is outstanding and unexercised as of the Effective Time will be assumed by the Surviving Company and converted into an option to purchase ordinary shares of the Surviving Company (each such Company Stock Option (or portion thereof), an “Assumed Option”) in an amount, at an exercise price and on the terms and conditions as determined in accordance with this Section 2.3(a)(ii). Accordingly, from and after the Effective Time:

(A)        each Assumed Option may be exercised solely for ordinary shares of the Surviving Company;

(B)         the number of Surviving Company ordinary shares subject to each Assumed Option shall be equal to: (1) in the case of an Assumed Option that was denominated in or exercisable for Company Ordinary Shares, the same number of Company Ordinary Shares that were subject to such Company Stock Option immediately prior to the Effective Time and (2) in the case of an Assumed Option that was denominated in or exercisable for ADSs, the product obtained by multiplying the number of ADSs that were subject to such Company Stock Option immediately prior to the Effective Time by three (3), rounded down to the nearest whole ordinary share;

(C)         the per share exercise price for the Surviving Company ordinary shares issuable upon exercise of each Assumed Option shall be equal to: (1) in the case of an Assumed Option that was denominated in or exercisable for Company Ordinary Shares, the per share exercise price of the Company Ordinary Shares at which such Company Stock Option was exercisable immediately prior to the Effective Time and (2) in the case of an Assumed Option that was denominated in or exercisable for ADSs, the quotient obtained by dividing the per share exercise price of the ADSs at which such Company Stock Option was exercisable immediately prior to the Effective Time by three (3), rounded up to the nearest whole cent;

(D)         each Assumed Option will otherwise be subject to, and vested on, the same terms and conditions applicable to such Assumed Option (including under the terms of the applicable Company Stock Plan, the applicable stock option agreement and any other applicable Company Plan) as of immediately prior to the Effective Time; and

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(E)         notwithstanding anything to the contrary in this Section 2.3(a), if the Surviving Company’s ordinary shares are not listed on a securities exchange at any time that the holder thereof exercises such Assumed Option, such holder shall have the right, at such holder’s election (the “Vested Option Cash-Out Election”), to receive, from the Surviving Company or its assignees, in lieu of the number of Surviving Company ordinary shares for which such exercise is made (“Exercised Option Shares”), an amount in cash in U.S. dollars (in the case of holders resident outside the PRC) or in RMB (in the case of holders resident in the PRC) for each Exercised Option Share equal to (I) the product of (x) the quotient of (1) the Surviving Company’s net income (as determined in accordance with the accounting principles applied to the Surviving Company’s audited financial statements) for the then-most-recent four fiscal quarters, divided by (2) the number of Surviving Company ordinary shares outstanding as of such time, multiplied by (y) 10, minus (II) the applicable exercise price for each Exercised Option Share; provided, that such holder may only make the Vested Option Cash-Out Election during a Cash-Out Election Period, and if such holder exercises such Assumed Option at any time other than during a Cash-Out Election Period, such holder shall receive upon exercise thereof the number of Surviving Company ordinary shares for which such exercise is made; provided, further, that the Surviving Company shall not be required to make any such payment to the extent it is prohibited from doing so by applicable law; provided, further, that in such case the Company shall make the maximum payment permitted by applicable law and shall use its reasonable best efforts to make any remaining payment as promptly thereafter as possible. “Cash-Out Election Period” means any day during (x) the five (5) Business Day period that begins on the date that is nine (9) months following the Closing Date and (y) each five Business Day period that begins on each six (6) month anniversary of the date that is nine (9) months following the Closing Date; provided, that any Cash-Out Election Period shall immediately end on, and no new Cash-Out Election Periods shall commence following, the date on which the Surviving Company is listed on a securities exchange.

(b)          Treatment of Company Restricted Share Units.

(i)          At the Effective Time, each vested Company Restricted Share Unit that is outstanding as of the Effective Time shall be entitled to receive: (A) in the case of a vested Company Restricted Share Unit that was denominated or settled in Company Ordinary Shares, the Per Share Merger Consideration and (B) in the case of a vested Company Restricted Share Unit that was denominated or settled in ADSs, the Per ADS Merger Consideration.

(ii)         At the Effective Time, each unvested Company Restricted Share Unit will be assumed by the Surviving Company and converted into restricted share units settled in ordinary shares of the Surviving Company (each such Company Restricted Share Unit, an “Assumed Restricted Share Unit”) in an amount and on the terms determined in accordance with this Section 2.3(b)(ii). Accordingly, from and after the Effective Time:

(A)         Assumed Restricted Share Units will only be settled in ordinary shares of the Surviving Company;

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(B)         the number of Surviving Company ordinary shares subject to each Assumed Restricted Share Unit award shall be equal to: (1) in the case of Assumed Restricted Share Units that were denominated or settled in Company Ordinary Shares, the same number of Company Ordinary Shares that were subject to the Company Restricted Share Units immediately prior to the Effective Time and (2) in the case of Assumed Restricted Share Units that were denominated in or would otherwise have been settled in ADSs, the product obtained by multiplying the number of ADSs that were subject to the Company Restricted Share Units immediately prior to the Effective Time by three (3), rounded down to the nearest whole ordinary share;

(C)         except as modified hereby, each Assumed Restricted Share Unit will otherwise be subject to, and vested on, the same terms and conditions applicable to such Assumed Restricted Share Unit (including under the terms of the applicable Company Stock Plan, the applicable restricted share unit agreement and any other applicable Company Plan) as of immediately prior to the Effective Time; and

(D)         notwithstanding anything to the contrary in this Section 2.3(b), if the Surviving Company’s ordinary shares are not listed on a securities exchange at the time that Surviving Company ordinary shares would otherwise be issuable pursuant to the vesting of such Assumed Restricted Share Unit (“Vested RSU Shares”) and do not otherwise become listed on a securities exchange prior to the end of the Cash-Out Election Period that immediately follows the applicable vesting date of such Assumed Restricted Share Units, such holder shall have the right, at such holder’s election (the “Vested RSU Cash-Out Election”), to receive, from the Surviving Company or its assignees, in lieu of the Vested RSU Shares subject to such Assumed Restricted Share Unit, an amount in cash in U.S. dollars (in the case of holders resident outside the PRC) or in RMB (in the case of holders resident in the PRC) per Vested RSU Share equal to (I) the product of (x) the quotient of (1) the Surviving Company’s net income (as determined in accordance with the accounting principles applied to the Surviving Company’s audited financial statements) for the then-most-recent four fiscal quarters, divided by (2) the number of Surviving Company ordinary shares outstanding as of such time, multiplied by (y) 10, minus (II) the applicable per Vested RSU Share price (if any); provided, that such holder may only make the Vested RSU Cash-Out Election during the Cash-Out Election Period that immediately follows the applicable vesting date of the Assumed Restricted Share Units; provided, further, that, prior to the date an Assumed Restricted Share Unit vests, such holder shall have the right, at such holder’s election, to delay the issuance of the Vested RSU Shares attributable to such vested Assumed Restricted Share Unit until the Cash-Out Election Period immediately following the date on which such Assumed Restricted Share Unit vested. Notwithstanding the foregoing, if the holder of an Assumed Restricted Share Unit is subject to U.S. taxation and the applicable Cash-Out Election Period would end after March 15 of the calendar year following the year in which the Assumed Restricted Share Unit vested (the “March 15th Date”), the applicable Cash-Out Election Period shall be the five (5) Business Day period that ends prior to, and exclusive of, the March 15th Date and the cash payable pursuant to the Vested RSU Cash-Out Election or the Vested RSU Shares issuable in the absence of such election shall be paid or issued no later than the March 15th Date.

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(c)          Corporate Action. At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass all resolutions and take all other actions that are reasonably necessary to effectuate the provisions of Section 2.3(a) and (b). Any notices, consents or other written communications to holders of Company Stock Options or Company Restricted Share Units regarding this Section 2.3 or the Transactions will be subject to the review and approval of Parent, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding any provision herein to the contrary, the Company may, prior to the Closing, amend outstanding Company Stock Options and Company Restricted Share Units to provide that if the Surviving Company terminates the employment of the holder of any such Company Stock Option or Company Restricted Share Unit without cause, prior to the listing of the Surviving Company’s ordinary shares on a securities exchange, then such Assumed Stock Options and Assumed Restricted Share Units, to the extent then vested, will remain outstanding (and shall remain exercisable, in the case of Assumed Stock Options), but shall not continue to vest with respect to additional shares following such termination, until the end of the next succeeding Cash-Out Election Period (or such later date as is provided in such Company Option or Company Restricted Share Unit prior to such amendment).

(d)          Surviving Company. For purposes of Section 2.3(a)(ii)(E) and Section 2.3(b)(ii)(D), all references to the Surviving Company shall include any successor company or entity the capital stock of which is subject to the Assumed Options and the Assumed Restricted Share Units.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the specific section or subsection of the disclosure schedule delivered by the Company to Parent and Merger Sub prior to or contemporaneously with the execution of this Agreement (the “Company Disclosure Schedule”) corresponding to a section or subsection of this Article III or any other section or subsection of this Article III to the extent that it is reasonably apparent on the face of such disclosure that such disclosed information is relevant to such other section or subsection, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.1           Organization and Qualification. Each of the Company and the Company Subsidiaries (a) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the jurisdiction of its organization; (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (c) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary or desirable, except, with respect to clause (c), as would not, individually or in the aggregate, (i) prevent or materially delay the consummation of the Transactions or (ii) have a Material Adverse Effect.

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Section 3.2           Memorandum and Articles of Association.

(a)          The Company has Made Available to Parent a complete and correct copy of the memorandum and articles of association of the Company, as amended to date (the “Company M&A”). The Company M&A are in full force and effect and the Company is not in violation of any of the provisions of the Company M&A.

(b)          The Company has Made Available to Parent, with respect to each Company Subsidiary, a complete and correct copy of its Organizational Documents as amended to date. Each of the Organizational Documents is in full force and effect and each Company Subsidiary is not in violation of any of the provisions of its respective Organizational Documents. Without limiting the generality of the foregoing, each of the Organizational Documents for the PRC Subsidiaries and each other Company Subsidiary that is established in the PRC has been duly approved or issued (as applicable) by competent PRC Governmental Entities.

(c)          The Company has Made Available to Parent complete and accurate copies of (i) the minutes of all meetings of the Company Board and the committees thereof and, in the case of action by written consent by the Company Board and the committees thereof, such written consents and (ii) the minutes of all meetings of the shareholders of the Company, in each case of clauses (i) and (ii), (x) to the extent that minutes have been prepared (and excluding portions thereof relating to the Transactions and the Company’s related strategic process in connection therewith) and (y) for all meetings held or actions taken by written consent since January 1, 2010 through the date of this Agreement.

Section 3.3           Capitalization.

(a)          The authorized share capital of the Company consists of five hundred fifty million (550,000,000) Company Ordinary Shares and fifteen million (15,000,000) preference shares of a nominal or par value of US$0.0001 per share (the “Preference Shares”). As of June 30, 2013:

(i)          One hundred forty-nine million five hundred twenty-three thousand six hundred thirty-one (149,523,631) Company Ordinary Shares are issued and outstanding;

(ii)         One million six hundred seventeen thousand one hundred seven (1,617,107) Company Ordinary Shares have been issued to the Depositary and are being held in the Company’s name pending allocation upon exercise of any Company Stock Option or Company Restricted Share Unit granted pursuant to the Company Stock Plan (and for the avoidance of doubt are not included in the number of issued and outstanding Company Ordinary Shares set forth in clause (i));

(iii)        no Preference Shares are outstanding;

(iv)        Twelve million two hundred twenty thousand six hundred three (12,220,603) Company Ordinary Shares are subject to outstanding Company Stock Options; and

(v)         Eleven million two hundred thirty-nine thousand five hundred forty-nine (11,239,549) Company Restricted Share Units are outstanding.

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Since the close of business on June 30, 2013, the Company has not issued or granted any shares of its capital stock or any other Company Securities, except for issuances of shares upon the exercise or settlement of Company Securities outstanding as of June 30, 2013.

(b)          Except as set forth above, as of the date of this Agreement, (i) there are no outstanding (A) shares or other voting securities of the Company; (B) securities of the Company convertible into or exchangeable for shares or voting securities of the Company or (C) options, warrants, rights or other commitments or agreements to acquire from the Company, or obligations of the Company to issue, any shares, voting securities or securities convertible into or exchangeable for shares or voting securities of the Company (the items in clauses (A), (B) and (C) are referred to collectively as “Company Securities”) and (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. As of the date of this Agreement, all outstanding Shares are, and all Shares that may be issued pursuant to the exercise of Company Stock Options outstanding will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable, and not subject to preemptive rights.

(c)          The Company has Made Available to Parent a true and correct list that sets forth, as of the close of business on July 9, 2013, (i) a list of all holders of Company Stock Options and Company Restricted Share Units; (ii) an indication of whether each holder is an employee of the Company or any Subsidiary thereof; (iii) the date of grant; (iv) the number of Shares subject to each such Company Stock Option and Company Restricted Share Unit award; (v) the price per share at which such Company Stock Option may be exercised; (vi) the Company Stock Plan pursuant to which the Company Stock Option and Company Restricted Share Unit award was granted; (vii) whether the Company Stock Option is an “incentive stock option” (as defined in the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”)) or a non-qualified stock option and (viii) the weighted average exercise price per Company Ordinary Share for all such Company Stock Options. Each grant of Company Stock Options and Company Restricted Share Units was duly authorized no later than the date on which the grant of such Company Stock Option and Company Restricted Share Units was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents; each grant was made in accordance with the terms of the applicable Company Stock Plan, the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and all other applicable laws. Each Company Stock Option and Company Restricted Share Unit award may, by its terms or the terms of the Company Stock Plan pursuant to which it was issued, be treated at the Effective Time as set forth in Section 2.3.

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(d)         Each of the Company Subsidiaries, as of the date of this Agreement, together with the jurisdiction of organization of each such Company Subsidiary, is listed on Section 3.3(d) of the Company Disclosure Schedule. All of the issued and outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries are owned by the Company or another Company Subsidiary, free and clear of all Liens except Permitted Liens. Each of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries (other than the PRC Subsidiaries) is duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent applicable). The registered capital of each PRC Subsidiary has been fully paid up within the prescribed time. There are no options, warrants, convertible securities or other rights, agreements or commitments, in each case issued by the Company or any Company Subsidiary, relating to the issuance, transfer, sales, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) of any of the capital stock or other equity interests of, or other ownership interests in, any Company Subsidiary. As of the date of this Agreement, except for the Company Subsidiaries, the Company does not own or control, directly or indirectly, any capital stock of or other equity interest in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, any other person.

(e)          Other than the Deposit Agreement, there are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting, transfer or registration of any Shares or other equity interest of the Company or any Company Subsidiary or granting any person the right to elect, or to designate or nominate for election, a director to the Company Board or the board of directors (or equivalent body) of any Company Subsidiary, and the Company has no knowledge of any such trusts or other agreements or understandings among the holders of Shares.

Section 3.4           Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Requisite Vote, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on behalf of the Company, including the Company Board, and no other corporate proceedings on the part of the Company or any Company Subsidiary are necessary to authorize this Agreement or to consummate any of the Transactions, subject, in the case of the consummation of the Merger, to the approval and authorization of this Agreement and the Plan of Merger by the Company Requisite Vote. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). The Company Board, at a duly called and held meeting at which all directors were present, has unanimously (a) approved and declared advisable this Agreement and the Transactions; (b) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders; (c) directed that this Agreement and the Plan of Merger be submitted to the Company’s shareholders for approval and authorization at the Shareholders Meeting and (d) recommended that the shareholders of the Company approve and authorize this Agreement and the Plan of Merger (collectively, the “Company Recommendation”). The only vote of the holders of any class or series of share capital of the Company necessary to approve and authorize this Agreement, the Plan of Merger and the Transactions is the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Shareholders Meeting at which a quorum is present (the “Company Requisite Vote”).

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Section 3.5           No Conflict; Required Filings and Consents.

(a)          The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions do not and will not (i) conflict with or violate the Company M&A or any of the Organizational Documents of the Company Subsidiaries; (ii) assuming all consents, approvals, authorizations and other actions described in Section 3.5(b) have been obtained or taken, the Company Requisite Vote has been obtained and all filings and obligations described in Section 3.5(b) have been made or satisfied, conflict with or violate any law or Order applicable to the Company or any Company Subsidiary or by which any of their respective properties or assets are bound or affected or (iii) result in any breach or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties or assets are bound or affected, except, in the case of clause (iii), for any violation, breach, default, loss of benefit, giving rise to right of termination, cancellation, amendment or acceleration that would not, individually or in the aggregate, (A) prevent or materially delay the consummation of the Transactions or (B) have a Material Adverse Effect.

(b)          Other than filings and/or notices required for (i) compliance with the applicable requirements of the Exchange Act (including the furnishing of a Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”)); (ii) compliance with the rules and regulations of The NASDAQ Stock Market LLC (“NASDAQ”) and (iii) the filing of the Plan of Merger and related documentation with the Registrar and the publication of notice of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Law, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from any United States, PRC, national, federal, state, local or municipal, international, multinational or provincial, or other governmental, regulatory, legislative, executive, administrative or judicial authority, agency, court or other body, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official and any self-regulatory organization, including NASDAQ (each, a “Governmental Entity”), except for the filings and receipt, termination or expiration, as applicable, of such approvals or waiting periods as may be required under Antitrust Laws in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions and except under the laws of jurisdictions other than the PRC, the United States (and any state thereof) and the Cayman Islands where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity would not, individually or in the aggregate, (A) prevent or materially delay the consummation of the Transactions or (B) have a Material Adverse Effect.

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Section 3.6           Compliance.

(a)          The Company and the Company Subsidiaries are, and have been, in compliance in all material respects with all laws applicable to the Company or any Company Subsidiary or by which any property, asset or right of the Company or any Company Subsidiary is bound. As of the date of this Agreement, no investigation, charge, assertion or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity alleged any material violation of any such laws or indicated in writing an intention to conduct any such investigation or review of the Company or any Company Subsidiary.

(b)          The Company and the Company Subsidiaries have all permits, licenses, authorizations, exemptions, certificates, Orders, consents, approvals, registrations, clearances and franchises (“Licenses”) from Governmental Entities necessary for the Company and each Company Subsidiary to lawfully own, lease and operate their respective properties and assets, and to carry on and lawfully operate their respective businesses, the lack of which would, individually or in the aggregate, (A) prevent or materially delay the consummation of the Transactions or (B) have a Material Adverse Effect (the “Company Licenses”). All Company Licenses are in full force and effect and will remain in full force and effect notwithstanding, and will not be adversely affected by, the Merger and the consummation of the other Transactions. Each of the Company and each Company Subsidiary is in compliance in all material respects with the terms of the Company Licenses, and all of the Company Licenses are valid. Without limiting the generality of the foregoing, all filings and registrations with the PRC Governmental Entities required to be made in respect of the PRC Subsidiaries and their operations, including the registrations with MOFCOM, the State Administration of Industry and Commerce, SAFE, tax bureau and customs authorities, have been duly completed in accordance with applicable laws, except where the failure to have such filings or registrations would not, individually or in the aggregate, (A) prevent or materially delay the consummation of the Transactions or (B) have a Material Adverse Effect.

(c)          To the knowledge of the Company, each employee or affiliate of the Company that is a beneficial owner of Shares, who is a PRC resident and is subject to any of the registration or reporting requirements of SAFE Circular 75, had complied with such reporting and/or registration requirements under SAFE Circular 75 before and as of the consummation of the initial public offering of the Company Ordinary Shares on the Nasdaq National Market on June 27, 2007, and, to the Company’s knowledge, each current employee or affiliate of the Company that is a beneficial owner of Shares, who is a PRC resident and is subject to any of the registration or reporting requirements of SAFE Circular 75, has complied with such reporting and/or registration requirements under SAFE Circular 75. The Company and, to the knowledge of the Company, all holders of Company Stock Options and Company Restricted Share Units who are PRC residents have complied with the reporting and/or registration requirements under SAFE Circular 7 and SAFE Circular 78, if applicable, with respect to the Company Stock Plans, the Company Stock Options and the Company Restricted Share Units.

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Section 3.7           SEC Reports; Financial Statements; Internal Controls; No Undisclosed Liabilities.

(a)          Since January 1, 2010, the Company has timely filed or furnished all forms, reports, statements, schedules, certifications and other documents required to be filed by it with or furnished to the United States Securities and Exchange Commission (the “SEC”), including those filed by the Company with the SEC subsequent to the date of this Agreement, and any amendments to any of the foregoing (collectively, the “SEC Reports”). As of its filing date (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such amendment or superseding filing), (i) each of the SEC Reports complied (or, if filed or furnished after the date of this Agreement, will comply) as to form in all material respects with the applicable requirements of the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Exchange Act, as the case may be, each as in effect on the date so filed or amended and (ii) none of the SEC Reports contained (or, if filed or furnished after the date of this Agreement, will contain) any untrue statement of a material fact or omitted (or will omit) to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is currently or, since January 1, 2010, has been required to file any forms, schedules, statements, reports or other documents with the SEC. As of the date of this Agreement, none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC comment, nor, to the knowledge of the Company, is the SEC or any other Governmental Entity conducting any investigation or review of any SEC Reports. The Company has Made Available to Parent true, correct and complete copies of all comment letters received from the SEC, and the Company’s responses thereto, since January 1, 2010. The Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act.

(b)          The consolidated financial statements (including all related notes and schedules) of the Company and the Company Subsidiaries included or incorporated by reference into the SEC Reports present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations, changes in shareholders’ equity and cash flows for the periods set forth therein (subject, in the case of the unaudited statements, to normal year-end adjustments the effect of which, individually or in the aggregate, is not material), and were prepared in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved. Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c)          Since January 1, 2010, the Company has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ. The Company is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

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(d)          The Company and each of the Company Subsidiaries have established and maintain disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act designed to ensure that information required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer (or persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure. Neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the Company’s knowledge, there is, and since January 1, 2010, there has been, no fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. To the Company’s knowledge, since January 1, 2010, neither the Company nor any Company Subsidiary has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal controls or compliance policies or procedures, and no attorney representing the Company or any Company Subsidiary has reported evidence of any violation of any securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company’s chief legal officer or audit committee (or other committee designated for the purpose) of the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by such rules.

(e)          Neither the Company nor any Company Subsidiary nor any director, officer, agent, employee, affiliate, consultant, intermediary, distributor, or any other representative of the Company or any Company Subsidiary in the course of its actions for, or on behalf of, the Company or any Company Subsidiary, has, directly or indirectly, taken any action or failed to take any action that would constitute a violation by such persons or by the Company or any Company Subsidiary of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder (the “FCPA”), or any other applicable anti-bribery or anti-corruption law. The Company and each of the Company Subsidiaries have established reasonable internal controls and procedures intended to ensure compliance with the FCPA and all other applicable anti-bribery or anti-corruption laws. There have never been any false or fictitious entries made in the books, records or accounts of the Company or any Company Subsidiary relating to any illegal payment or secret or unrecorded fund, and neither the Company, nor any of Company Subsidiary, has established or maintained a secret or unrecorded fund.

(f)          Each of the Company and each of the Company Subsidiaries is and has at all times been in compliance in all material respects with all Export Control Laws. Without limiting the foregoing: (i) each of the Company and each of the Company Subsidiaries has obtained all material export licenses and other approvals required for its exports of products and technologies required by any Export Control Law and all such approvals and licenses are in full force and effect; (ii) each of the Company and each of the Company Subsidiaries is in compliance in all material respects with the terms of such applicable export licenses or other approvals; (iii) as of the date of this Agreement, there are no pending or, to the Company’s knowledge, threatened claims against the Company or any Company Subsidiary with respect to such export licenses or other approvals and (iv) as of the date of this Agreement, there are no actions, conditions or circumstances pertaining to the Company’s or any Company Subsidiary’s export transactions that would reasonably be expected to give rise to any material future actions against the Company or any Company Subsidiary.

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(g)          Except (i) as reflected, accrued or reserved against in the Company’s consolidated balance sheet as of March 31, 2013 included in the Company Report on Form 6-K filed with the SEC on May 9, 2013; (ii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since March 31, 2013; (iii) for liabilities or obligations incurred since March 31, 2013 pursuant to, or in connection with, the Transactions; (iv) as set forth on Section 3.7(g) of the Company Disclosure Schedule or (v) for liabilities or obligations that (A) are not required under GAAP to be reflected, accrued or reserved against on a balance sheet and (B) are both not known to the Company and could not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or un-matured or otherwise that would be material to the Company and the Company Subsidiaries, taken as a whole.

(h)          The Company’s and all Company Subsidiaries’ total annual sales into the United States as of the Company’s most recently completed fiscal year is not greater than seventy million nine hundred thousand U.S. dollars (US$70,900,000). The Company does not hold (directly or through any Company Subsidiaries) any assets located in the United States, other than investment assets or securities of another person having an aggregate fair market value of no more than seventy million nine hundred thousand U.S. dollars (US$70,900,000).

Section 3.8           Absence of Certain Changes or Events. From March 31, 2013 through the date of this Agreement, each of the Company and each of the Company Subsidiaries has conducted its business in all material respects in the ordinary course of business consistent with past practice, except in connection with this Agreement and the Transactions. There has not been from March 31, 2013 through the date of this Agreement (a) any Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or any of the Company Subsidiaries’ capital stock, except for any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary; (c) any redemption, repurchase or other acquisition of any shares of capital stock of the Company or any of the Company Subsidiaries (other than the acquisition of Shares tendered by employees or former employees in connection with a cashless or net exercise of Company Stock Options or in order to pay Taxes in connection with the vesting or exercise of any grants (including Company Stock Options and Company Restricted Share Units) pursuant to the terms of a Company Stock Plan); (d) any material change by the Company in its accounting principles; (e) with respect to the Company or any Company Subsidiary, any election, change or revocation of any material election relating to Taxes, any release, assignment, settlement or compromise of any material Tax liability or surrender of any material refund, or any material change to any of methods of reporting income or deductions for Tax purposes; (f) any material increase not in the ordinary course of business in the compensation or benefits payable or to become payable to any officer or employee of the Company or any Company Subsidiary except as disclosed on Section 3.8(f) of the Company Disclosure Schedule; (g) any adoption of, resolution to approve or petition or similar proceeding or Order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries or (h) any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

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Section 3.9           Absence of Litigation. Except as set forth in Section 3.9 of the Company Disclosure Schedule, as of the date of this Agreement, there are no material suits, claims, actions, proceedings, hearings, arbitrations, mediations, investigations, demand letters or any other judicial or administrative proceedings, in law or equity (each, a “Legal Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary (including by virtue of indemnification or otherwise) or their respective assets or properties, or any executive officer or director of the Company or any Company Subsidiary. As of the date of this Agreement, neither the Company nor any Company Subsidiary nor any of their respective properties is or are subject to any Order or regulatory restriction of a Governmental Entity.

Section 3.10        Employee Benefit Plans.

(a)          Section 3.10(a) of the Company Disclosure Schedule lists all material written or oral benefit and compensation plans, agreements or arrangements, including plans and agreements providing for pension, profit-sharing, savings, retirement, collective bargaining, equity-based compensation, deferred compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company or any Company Subsidiary is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, including each such “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA,” such plans the “Company Plans”) (i) under which any current or former employee, officer, consultant, independent contractor or director of the Company or any Company Subsidiary (collectively, the “Company Employees”) has any present or future right to benefits; (ii) that is maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or that the Company or any ERISA Affiliate has any obligation to maintain, sponsor or contribute or (iii) with respect to which the Company or any ERISA Affiliate has any direct or indirect liability, whether contingent or otherwise. Notwithstanding anything herein to the contrary, any plan, agreement or arrangement providing for severance, change of control or retention payments shall be deemed material. Except as disclosed in Section 3.10(a) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate has any plan or commitment, whether legally binding or not, to adopt, establish or enter into any new Company Plan or to modify any Company Plan (except to the extent required by law or to conform any such Company Plan to the requirements of any applicable law, Article II or Article V).

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(b)          With respect to each Company Plan, the Company has Made Available to Parent a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof), including all amendments thereto, and (i) all communications material to any Company Employee relating to any Company Plan and any proposed Company Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any material liability to the Company; (ii) all material correspondence to or from any governmental agency relating to any Company Plan and (iii) with respect to each Company Plan that has been adopted or maintained by the Company or any ERISA Affiliate, whether informally or formally, or with respect to which the Company or any ERISA Affiliate will or may have any liability, for the benefit of Company Employees who perform services outside the United States (each such Company Plan, an “International Plan”), (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan and (B) any document comparable to the determination letter reference under clause (ii) issued by a Governmental Entity relating to the satisfaction of law necessary to obtain the most favorable tax treatment.

(c)          Except as otherwise specifically provided in this Agreement regarding the Company Stock Options and Company Restricted Share Units and except as individually or in the aggregate would not reasonably be expected to result in material liability, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment), will (i) conflict with or result in any violation of or default under (with or without notice, lapse of time or both), or give rise to a right of termination, cancellation or modification under any Company Plan; (ii) result in any payment (whether severance or otherwise) becoming due to any Company Employee under any of the Company Plans or otherwise; (iii) increase any benefits otherwise payable under any of the Company Plans; (iv) result in any acceleration of the time of payment or vesting of any such benefits or forgiveness of indebtedness with respect to any Company Employee; (v) directly or indirectly cause the Company or any Subsidiary to transfer or set aside any assets to fund any benefits under any Company Plan; (vi) otherwise give rise to any liability under any Company Plan or (vii) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(d)          Except as individually or in the aggregate would not reasonably be expected to result in material liability, each document prepared in connection with a Company Plan complies with applicable law. Except as individually or in the aggregate would not result in material liability, (i) each Company Plan has been operated in accordance with its terms, applicable law and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters; (ii) to the knowledge of the Company, no circumstance, fact or event exists that could result in any default under or violation of any Company Plan, and no litigation, suit, claim, action, audit, proceeding or investigation is pending or threatened with respect to any Company Plan; (iii) all payments by the Company or any ERISA Affiliate thereof required by any Company Plan or applicable law, have been timely made and (iv) all unpaid amounts attributable to any such Company Plan for any period prior to the Closing Date have been or will be accrued on the Company’s consolidated financial statements in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters.

(e)          No Company Plan is, and neither the Company nor any ERISA Affiliate has previously or currently maintains, contributes to or participates in, nor does the Company or any ERISA Affiliate have any obligation to maintain, contribute to or otherwise participate in, or have any liability or other obligation (whether accrued, absolute, contingent or otherwise) under, any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (ii) “multiple employer plan” (within the meaning of Section 413(c) of the Code); (iii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA); (iv) plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code or (v) a “funded welfare plan” within the meaning of Section 419 of the Code.

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(f)          Except as individually or in the aggregate would not reasonably be expected to result in material liability, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened against or with respect to any such Company Plan, including any audit or inquiry by any Governmental Entity.

(g)          Except as set forth on Section 3.10(g) of the Company Disclosure Schedule, no Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment, except as may be required by COBRA or similar provisions of applicable law.

(h)          The execution, delivery of and performance by the Company of its obligations under this Agreement and the consummation of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) reasonably be expected to result in the payment of an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code nor will any payment not be deductible by reason of Sections 162(m) of the Code. There is no written or unwritten agreement, plan, arrangement or other contract by which the Company or any Company Subsidiary is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(i)           Each Company Plan, employment agreement or other contract, plan, program, agreement or arrangement maintained, established or entered into by the Company, any of its subsidiaries and any of its ERISA Affiliates that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated in good faith compliance since January 1, 2005, with Section 409A of the Code (together with the guidance and regulations thereunder, including the final Treasury Regulations issued thereunder, “Section 409A”), and has been maintained and operated, since January 1, 2009, in documentary and operational compliance with Section 409A. No stock option or other right to acquire Shares or other equity of the Company (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted; (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A). There is no Contract, agreement, plan or arrangement to which the Company or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any Company Employee, that individually or collectively could require the Company or any of its Affiliates to pay a Tax gross up payment to any Company Employee for Tax-related payments under Section 409A of the Code.

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(j)           In addition to the foregoing, with respect to each International Plan: (i) all employer and employee contributions to each International Plan required by law or by the terms of such International Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued; (ii) the fair market value of the assets of each Funded International Plan, the liability of each insurer for any International Plan funded through insurance or the book reserve established for any International Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis accrued to the date of this Agreement with respect to all current and former participants under such International Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such International Plan, and the Transactions shall not cause such assets or insurance obligations to be less than such benefit obligations; (iii) each International Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and is approved by any applicable taxation authorities to the extent such approval is available and (iv) to the extent applicable, each International Plan has been approved by the relevant taxation and other Governmental Authorities so as to enable: (A) the Company or any Company Subsidiary and the participants and beneficiaries under the relevant International Plan and (B) in the case of any International Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Plan”), the assets held for the purposes of the Funded International Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply.

(k)          Neither the Company nor any Company Subsidiary has any unfunded or underfunded liability or other obligation under any Company Plan.

Section 3.11         Labor and Employment Matters.

(a)          Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement with any labor organization or other representative of any Company Employees, nor is any such agreement presently being negotiated by the Company or any Company Subsidiary. No employees of the Company or any Company Subsidiary are represented by any labor union or other labor organization with respect to their employment with the Company or any Company Subsidiary, other than as required by PRC laws with respect to the PRC Subsidiaries. Except those that would not, individually or in the aggregate, have a Material Adverse Effect, there are no (i) unfair labor practice complaints pending against the Company or any Company Subsidiary before any labor relations tribunal or authority and (ii) there are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the knowledge of the Company, threatened in writing against or involving the Company or any Company Subsidiary. There is no obligation to inform, consult with or obtain consent from any labor union, employee representatives or other representative bodies in order to consummate the Transactions.

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(b)          As of the date of this Agreement, there are no complaints, charges or claims against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened that could be brought or filed with any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ any individual that, if adversely determined, would, individually or in the aggregate, result in a material liability to the Company or any Company Subsidiary, taken as a whole. The Company is in compliance in all material respects with all labor and employment laws, including all such laws relating to wages, hours and any similar mass layoff law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax. Each PRC Subsidiary has, in a timely manner, (i) withheld and paid to the appropriate Governmental Entity all amounts required by applicable laws to be withheld from any of their respective employees, including the withholding and payment of all individual income taxes and contributions to social security benefits payable by such employee; (ii) paid in full to the appropriate Governmental Entity all amounts required by applicable laws to be paid by each PRC Subsidiary, including the payment of all contributions to social security benefits payable and (iii) paid in full to all their respective employees all wages, salaries, commissions, bonuses, benefits, severance payments and all other compensation due to such employees, except, in each case in clauses (i) through (iii), any failure of such withholding or payment that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.12         Insurance. The Company and each Company Subsidiary maintains insurance policies against all risks of a character and in such amounts as are customarily insured against by similarly situated companies in the PRC of the same size and in the same or similar business and as necessary to comply with applicable law. Section 3.12 of the Company Disclosure Schedule sets forth a true and complete list of all material insurance policies (such material insurance policies, the “Insurance Policies”) in effect on the date of this Agreement maintained by, at the expense of or for the benefit of the Company or any Company Subsidiary, together with the carriers and liability limits for each such Insurance Policy, and identifies any claims (including any workers’ compensation claims) made thereunder, and the Company has Made Available to Parent accurate and complete copies of each Insurance Policy. Each of the Insurance Policies is in full force and effect, and all premiums due thereon have been paid in full. None of the Insurance Policies will terminate or lapse, or be affected in any other adverse manner, by reason of the Transactions. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received notice of (i) default under any Insurance Policy; (ii) pending or threatened termination or cancellation, coverage limitation or reduction or premium increase with respect to any Insurance Policy or (iii) refusal of any coverage or rejection of any claim under any Insurance Policy.

Section 3.13         Personal Property and Assets. Each of the Company and each Company Subsidiary has good title to all of their respectively owned material tangible personal properties as necessary to conduct their respective businesses as currently conducted, free and clear of all Liens (except for Permitted Liens), assuming the timely discharge of all obligations owing under or related to the personal property. The material machinery, equipment and other tangible personal property and assets owned or used by the Company and the Company Subsidiaries are (i) usable in the ordinary course of business and, in all material respects, are adequate and suitable for the uses to which they are being put and (ii) are in good and working order, reasonable wear and tear and immaterial defects excepted. No representation is made under this Section 3.13 with respect to any real property, intellectual property or intellectual property rights.

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Section 3.14         Real Property.

(a)          Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property and interests in real property owned in fee by the Company or any Company Subsidiary (collectively, the “Owned Real Property”). The Company or a Company Subsidiary, as the case may be, holds good, valid, legal and marketable fee title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens. The Company and Company Subsidiaries are the only parties in possession of the Owned Real Property, and there exist no leases or other agreements or arrangements for the use or occupancy of any of the Owned Real Property by any person other than the Company and Company Subsidiaries. To the extent applicable, the Company has provided Parent with a true and complete copy of each land use right certificate and house ownership certificate issued by relevant Governmental Entities in respect of Owned Real Property.

(b)          Section 3.14(b) of the Company Disclosure Schedule sets forth a true and complete list of (x) all real property leased, subleased, licensed or otherwise occupied by the Company or any Company Subsidiary (collectively, the “Leased Real Property”) and (y) all leases, subleases, licenses and other agreements for the use or occupancy of the Leased Real Property (individually, a “Lease” and, collectively, the “Leases”), including all amendments, extensions, renewals and guaranties with respect thereto. The Company has delivered to Parent a complete and correct copy of each such Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). With respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the Company’s or a Company Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease; (iii) neither the Company or any Company Subsidiary nor, to the Company’s knowledge as of the date of this Agreement, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iv) the other party to such Lease is not an affiliate of the Company or any Company Subsidiary; (v) neither the Company nor any Company Subsidiary has assigned any interest in any Lease or subleased, licensed or otherwise granted any person the right to use or occupy such Leased Real Property or any portion thereof; (vi) neither the Company nor any Company Subsidiary has collaterally assigned or granted any other security interest in such Lease or any interest therein and (vii) there are no Liens on the estate or interest created by such Lease. Each Lease constitutes the entire agreement of the landlord and the tenant thereunder, and no term or condition thereof has been modified, amended or waived except as described in Section 3.14(b) of the Company Disclosure Schedule, and the copies of the Leases that have been Made Available by the Company to Parent. The Merger will not affect the enforceability against any person of any Lease or any rights of the Company or any Company Subsidiary under any Lease or otherwise with respect to any Leased Real Property, including the right to the continued use and possession of the Leased Real Property for the conduct of business as presently conducted. Each of the Company and the Company Subsidiaries has valid leasehold interests, land-use rights or building ownership rights, as applicable, in all of their respective Leased Real Property, free and clear of all Liens, except for Permitted Liens. Any and all land grant premiums required under applicable laws or any relevant Leases or Property Agreements have been fully paid, except any failure of such payment that would not, individually or in the aggregate, have a material adverse effect on the use or occupancy of the Real Property to which it relates.

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(c)          The Owned Real Property and the Leased Real Property are referred to collectively herein as the “Real Property.” Neither the Company nor any Company Subsidiary has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending and, to the knowledge of the Company, there are no such proceedings threatened as of the date of this Agreement, affecting any portion of the Real Property. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received written notice of the existence of any outstanding Order or of any pending Legal Proceeding and, to the knowledge of the Company, there is no such Order or Legal Proceeding threatened as of the date of this Agreement, relating to the ownership, lease, use, occupancy or operation by any person of the Real Property. To the knowledge of the Company, each piece of Real Property and all of its operating systems are in good operating condition and repair, free from material structural or other defects, is maintained in a manner materially consistent with industry standards generally followed with respect to similar property and is suitable in all material respects for the conduct of the business of the Company and the Company Subsidiaries as presently conducted.

Section 3.15         Tax Matters.

(a)          Except as set forth in Section 3.15(a) of the Company Disclosure Schedule, (i) all material Tax Returns required to be filed by the Company and each of the Company Subsidiaries through the date of this Agreement have been timely filed (taking into account valid extensions of time within which to file); (ii) all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects; (iii) the Company and the Company Subsidiaries have complied in all respects with all applicable laws relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Governmental Entity all material amounts required to be so withheld and paid under all applicable laws; (iv) all Taxes due and owing by any of the Company or any Company Subsidiary (whether or not shown on any Tax Return) have been timely paid, other than such Taxes that are being contested in good faith and that have been adequately reserved against in accordance with GAAP on the face of the balance sheets (rather than in any notes thereto) contained in the most recent financial statements included in the SEC Reports filed prior to the date of this Agreement; (v) the unpaid Taxes of the Company and the Company Subsidiaries did not, as of the dates of the SEC Reports, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the SEC Reports and (vi) there are no Liens for Taxes (other than Taxes not yet due and payable or Taxes being contested in good faith by appropriate proceedings) upon any of the assets of the Company or any Company Subsidiary.

(b)          No material deficiencies for Taxes against the Company or any Company Subsidiary have been claimed, proposed, threatened or assessed by any Governmental Entity in writing or, to the knowledge of the Company, otherwise, and to the knowledge of the Company there are no pending, nor has the Company or any Company Subsidiary received written notice of the commencement of, any audits, examinations, investigations, claims or other proceedings in respect of Taxes of the Company or any Company Subsidiary.

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(c)          Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of any Tax or agreed to any extension of time with respect to any Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(d)         No Tax rulings, requests for rulings, closing agreements, private letter rulings, technical advice memoranda or other similar agreements or rulings have been entered into with, issued by, or filed with any Governmental Entity with respect to or relating to the Company or any Company Subsidiary that could affect the Tax Returns or Taxes of the Company or any Company Subsidiary for taxable periods or portions thereof beginning on or after the Closing Date.

(e)          Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return (other than a group the common parent of which was the Company); (ii) has any material liability for the Taxes of any person (other than the Company or any Company Subsidiary) under any provision of state, local or foreign law or (iii) is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement.

(f)          Neither the Company nor any Company Subsidiary has (i) engaged in any “intercompany transactions” in respect of which gain was and continues to be deferred pursuant to Treasury Regulations Section 1.1502-13 or any analogous or similar provision of law or (ii) has any “excess loss accounts” in respect of the stock of any Company Subsidiary pursuant to Treasury Regulations Section 1.1502-19, or any analogous or similar provision of law.

(g)          The amount of taxable income of the Company or any Company Subsidiary that will be required under applicable law to be reported by Parent or the Company or any of their Affiliates for a taxable period beginning after the Closing Date that was realized on or prior to the Closing Date is not material.

(h)          The Company and the Company Subsidiaries have disclosed on their U.S. federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code. Neither the Company nor any Company Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2), failed to disclose any “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(1), or participated in any “nondisclosed noneconomic substance transaction” within the meaning of Section 6662(i)(2) of the Code.

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(i)           Each PRC Subsidiary has, in accordance with applicable PRC laws, duly registered with the relevant Governmental Entities, obtained and maintained the validity of all national and local tax registration certificates and has complied in all material respects with all requirements imposed by such Governmental Entities. Section 3.15(i) of the Company Disclosure Schedule sets forth a true and complete list of all Tax exemptions and preferential Tax treatments (if any) granted to each PRC Subsidiary that are in effect as of the date of this Agreement or could be subject to forfeiture, repayment or other liability or penalty with respect to past periods. No submissions made to any Governmental Entity in connection with obtaining such Tax exemptions and preferential Tax treatments contained any misstatement or omission that would have materially affected the granting of such Tax exemptions or preferential Tax treatments. None of the PRC Subsidiaries has received any written notice with respect to the repeal, cancellation or revocation of any such Tax exemptions or preferential Tax treatments or has any reason to believe that any such Tax exemptions or preferential Tax treatments is reasonably likely to be repealed, cancelled or revoked. The Company has no reason to believe that the status of Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”) as “new and high technology enterprise strongly supported by the state” under relevant PRC circulars and applicable laws that is currently in effect (i) will not remain in effect through December 31, 2013 and (ii) will not be timely renewed during the 2014 calendar year such that the enterprise income tax rate applicable to Spreadtrum Shanghai’s taxable income for the succeeding three (3) calendar years from January 1, 2014 to December 31, 2016 will continue to be the 15% preferential tax rate currently applicable to such income.

Section 3.16         Proxy Statement. None of the information included or incorporated by reference in the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, on the date the Proxy Statement is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting. The Proxy Statement will comply with the requirements of applicable law, including the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 3.17         Intellectual Property.

(a)          Except as set forth on Section 3.17(a) of the Company Disclosure Schedule, the Company and the Company Subsidiaries own and possess all right, title and interest, free and clear of all Liens (other than license agreements executed in the ordinary course of business consistent with industry practices and Permitted Liens), or have valid and enforceable license rights under all patents, patent applications, trademarks, service marks, tradenames, copyrights, databases, mask works, domain names, social media accounts and other intellectual or industrial property rights that (i) the Company or Company Subsidiaries purport to have any ownership interest in and/or (ii) are used or exploited in the business of the Company or Company Subsidiaries (collectively, the “Company Intellectual Property Rights”). Any of the aforementioned intellectual or industrial property rights that the Company or Company Subsidiaries purport to have any ownership interest in are hereinafter referred to as “Company-Owned IP Rights.”

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(b)          Except as set forth on Section 3.17(b) of the Company Disclosure Schedule, (i) there is not pending against the Company or any of the Company Subsidiaries, nor to the knowledge of the Company do there exist any reasonable grounds to believe that there exists any basis for, any Legal Proceeding by any third party contesting the validity, enforceability, ownership or other right, title or interest of any Company-Owned IP Right; (ii) all patent rights within the Company-Owned IP Rights and all registered Company-Owned IP Rights and applications therefor have been duly filed or registered (as applicable) with the applicable Governmental Entity or other applicable person, have been maintained, including the submission of all necessary filings and fees in accordance with the legal, administrative and other requirements, and have not lapsed or been abandoned, except as the result of a reasonable business, financial or legal decision by the Company or a Company Subsidiary to allow such Company-Owned IP Rights to lapse or become abandoned; (iii) to the Company’s knowledge, no Company-Owned IP Rights have been infringed, misappropriated, unlawfully used or otherwise violated by any third party; (iv) to the Company’s knowledge, there is no unauthorized use, disclosure, misappropriation or other violation of any Company-Owned IP Rights by any current or former officer, manager, director, stockholder, member, employee, consultant or independent contractor of the Company or the Company Subsidiaries; (v) the Company and the Company Subsidiaries have taken reasonable steps to protect the confidentiality and value of their trade secrets and other know-how and (vi) no Company-Owned IP Rights (or any tangible embodiment thereof) are subject to any outstanding Order or are subject to any Contract or other arrangement restricting or limiting the use, transfer, delivery or licensing thereof by the Company or any Company Subsidiary (other than license agreements executed in the ordinary course of business consistent with industry practices and Permitted Liens).

(c)          Except as set forth on Section 3.17(c) of the Company Disclosure Schedule, (i) to the Company’s knowledge, the business or activities of the Company and the Company Subsidiaries (including the commercialization and exploitation of the products and services of the Company and the Company Subsidiaries) have not and do not infringe, misappropriate, unlawfully use or otherwise violate in any material manner any intellectual property or industrial rights of any third party and (ii) neither the Company nor any of the Company Subsidiaries has received any notice or communication asserting that the business or activities of the Company or any of the Company Subsidiaries (including the commercialization and exploitation of the products and services of the Company or the Company Subsidiaries) infringe, misappropriate, unlawfully use or otherwise violate any intellectual property or industrial rights of any third party, which notice or communication has not been Made Available to Parent.

(d)          To the Company’s knowledge, the Company has not incorporated into or used in the delivery of any product or service of the Company or the Company Subsidiaries any software distributed as “open source software” or under a similar licensing or distribution model (“Open Source Software”) in any manner that would (i) create, or purport to create, obligations with respect to Company Intellectual Property Rights or grant, or purport to grant, to any third party, any rights or immunities under any Company Intellectual Property Rights or (ii) impose any material limitation, restriction or condition on the right of the Company to use or distribute any Company Intellectual Property. With respect to any Open Source Software that is or has been used by the Company or the Company Subsidiaries in any way, the Company and the Company Subsidiaries have been and are in compliance with all applicable licenses with respect thereto.

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(e)          Except as set forth on Section 3.17(e) of the Company Disclosure Schedule or as set forth in a document Made Available to Parent, (i) neither the Company nor the Company Subsidiaries have entered into any contract or other arrangement to indemnify any person against any charge of infringement, misappropriation, unauthorized use or other violation of any intellectual property or industrial rights (except as set forth in the Company’s and the Company Subsidiaries’ form contracts for the sale or goods and services, copies of which have been Made Available to Parent) and (ii) there are no material royalties, fees or other amounts payable by the Company or the Company Subsidiaries to any person by reason of the ownership, use, sale or disposition of intellectual property or industrial rights (or any tangible embodiment thereof).

(f)          Except as set forth on Section 3.17(f) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any of the Company Subsidiaries has entered into any covenant not to compete or contract or other arrangement restricting its business activities in any market, field or geographical area or with any person.

(g)          Except as set forth on Section 3.17(g) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the Company and the Company Subsidiaries, taken as a whole, neither the execution, delivery or performance of this Agreement or any ancillary agreement contemplated hereby nor the consummation of any of the Transactions will, as a consequence of any Contract to which the Company or any Company Subsidiary is a party, contravene, conflict with or result in any limitation on Parent’s or any of Parent’s affiliates’, or on the Company’s or any Company Subsidiary’s, right, title or interest in or to any intellectual property or industrial rights.

(h)          All current and former officers and employees of the Company and the Company Subsidiaries have executed and delivered to the Company an agreement regarding the protection of proprietary information and that in each case under applicable law duly and validly assigns to the Company all intellectual property or industrial rights arising from services performed during their employment by the Company or the Company Subsidiaries, except for any failure to so execute and deliver that would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the right and ability of the Company and/or the Company Subsidiaries to commercialize any of its or their products or services, the form of which has been Made Available to Parent. All current and former consultants and independent contractors to the Company or any of the Company Subsidiaries have executed and delivered to the Company an agreement in the form Made Available to Parent regarding the protection of proprietary information and that in each case under applicable law duly and validly assigns to the Company all intellectual property or industrial rights arising from services performed for the Company or any of the Company Subsidiaries by such persons, except for any failure to so execute and deliver that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the right or ability of the Company and/or the Company Subsidiaries to commercialize any of its or their products or services. To the Company’s knowledge, no such officer, employee or independent contractor is in material violation of any term of any patent disclosure agreement or employment contract or any other contract or agreement relating to the relationship of any such officer, employee or independent contractor with Company or any of the Company Subsidiaries.

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Section 3.18         Environmental Matters.

(a)          The Company and each of the Company Subsidiaries are now and have been in compliance with all applicable Environmental Laws, and possess and are now and have been since January 1, 2010 in compliance with all applicable Environmental Permits necessary to operate the business as presently operated, other than any non-compliance or lack of Environmental Permits that would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any Company Subsidiary has Released any Hazardous Materials at any property currently or formerly owned or operated by the Company or any Company Subsidiary and, to the knowledge of the Company, there have been no Releases by any other person of Hazardous Materials at or on any property currently or formerly owned or operated by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received from a Governmental Entity a request for information or any written notification alleging that it is liable for any Release or threatened Release of Hazardous Materials at any location, except with respect to any such notification or request for information concerning any such Release or threatened Release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise with no ongoing liability or obligation on the part of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has since January 1, 2010 received any written claim or complaint, or is presently subject to any Legal Proceeding, relating to non-compliance with Environmental Laws or any other liabilities pursuant to Environmental Laws and, to the knowledge of the Company, no such matter has been threatened in writing since January 1, 2010.

(b)          For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)          “Environmental Laws” means all laws relating to (A) Releases or threatened Releases or Hazardous Materials; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials; (C) the environment or (D) the protection of human health and safety.

(ii)         “Environmental Permits” means all permits, licenses, registrations, approvals and other authorizations required under applicable Environmental Laws.

(iii)        “Hazardous Materials” means any substance or waste defined and regulated as hazardous, acutely hazardous or toxic under applicable Environmental Laws.

(iv)        “Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property.

Section 3.19         Contracts.

(a)          Section 3.19(a) of the Company Disclosure Schedule sets forth a list of all Material Contracts as of the date of this Agreement, and the Company has Made Available to Parent true and correct copies of all such Material Contracts (including all amendments thereto). For purposes of this Agreement, “Material Contract” means all Contracts to which the Company or any Company Subsidiary is a party or by which the Company, any Company Subsidiary or any of their respective properties or assets is bound that:

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(i)          would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)         would be required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act;

(iii)        relate to a joint venture, partnership, limited liability company or other similar agreement or arrangement, or relate to the formation, creation, operation, management or control of any partnership or joint venture that is material to the Company and the Company Subsidiaries, taken as a whole;

(iv)        relate to indebtedness for borrowed money having an outstanding amount in excess of one million five hundred thousand U.S. dollars (US$1,500,000), other than any indebtedness between or among any of the Company and any Company Subsidiary;

(v)         constitutes a lease, sublease, license agreement, occupancy agreement, land grant contract or other Contract with respect to any material Real Property the breach or termination of which could have a material adverse effect on the use or occupancy of such Real Property (“Property Agreements”);

(vi)        involve the acquisition from another person or disposition to another person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration under such Contract (or series of related Contracts) in excess of one million five hundred thousand U.S. dollars (US$1,500,000) for which a binding agreement has been entered into but has not been closed or consummated (other than acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business);

(vii)       prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any Company Subsidiary, prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of any guaranty by the Company or any Company Subsidiary;

(viii)      all Contracts under which the Company or the Company Subsidiaries acquired any right, title or interest in, under or to any Company Intellectual Property Rights (other than standardized non-exclusive licenses that are available to the public generally and were obtained by the Company or Company Subsidiaries in the ordinary course of business and other than agreements between the Company or the Company Subsidiaries and its and their respective employees, consultants and independent contractors that duly and validly under applicable laws assign to the Company or the Company Subsidiaries all intellectual property or industrial rights arising from services performed for the Company or the Company Subsidiaries, the forms of which have been Made Available to Parent) that is material to the business of the Company and the Company Subsidiaries, taken as a whole, and all Contracts and other arrangements under which the Company or Company Subsidiaries granted to any third party any right, title or interest in (other than pursuant to non-exclusive licenses that are publically available and have been acquired in the ordinary course of business), under or to any Company Intellectual Property Rights material to the business of the Company and the Company Subsidiaries, taken as a whole;

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(ix)        contain provisions that prohibit the Company or any Company Subsidiary from competing or freely engaging in any line of business or grant a right of exclusivity to any person that prevents the Company or a Company Subsidiary from entering any territory, market or field anywhere in the world;

(x)         any Contract pursuant to which the Company or any Company Subsidiary has provided funds to or made any loan, capital contribution or other investment in, or assumed, guaranteed or agreed to act as a surety in excess of one million five hundred thousand U.S. dollars (US$1,500,000) with respect to any liability of any person that is neither the Company nor any Company Subsidiary;

(xi)        any Contract for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, the Company or any Company Subsidiary, or for the purchase of any debt or equity security or other ownership interest of any person under which there are material rights or obligations outstanding;

(xii)       any Contract that purports to limit, curtail or restrict the ability of the Company or any Company Subsidiary to compete or freely engage in any line of business in any geographic area or line of business, make sales to any person in any manner, use or enforce any intellectual property owned by or exclusively licensed to the Company or any Company Subsidiary or hire or solicit any person in any manner, or that grants the other party or any third person “most favored nation” or similar status, any type of special discount rights, or any right of first refusal, first notice or first negotiation, in a manner that individually or in the aggregate is material to the Company and Company Subsidiaries, taken as a whole;

(xiii)      any Contract obligating the Company or any Company Subsidiary to indemnify or hold harmless any person in an amount in excess of one million five hundred thousand U.S. dollars (US$1,500,000);

(xiv)      any Contract with (A) any Governmental Entity (other than a U.S. Governmental Entity) that involves a future or potential liability or receivable, as the case may be, in excess of three million U.S. dollars (US$3,000,000) or (B) any U.S. Governmental Entity, in each case whether directly as a party or as a subcontractor to any other party;

(xv)       any Contract with any labor union;

(xvi)      any Contract with any officer or director of the Company or any Company Subsidiary, any record or beneficial owner of five percent (5%) or more of the voting securities of the Company, or any affiliate or family member of any such officer, director or record or beneficial owner under which there are material rights or obligations outstanding; or

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(xvii)     any other Contract, whether or not made in the ordinary course of business consistent with past practice, that (A) involves a future or potential liability or receivable, as the case may be, in excess of three million U.S. dollars (US$3,000,000) on an annual basis or (B) is material to the business, operations, assets, financial condition, results of operations or prospects of the Company and the Company Subsidiaries, taken as a whole.

(b)          Each Material Contract is valid and binding on the Company or a Company Subsidiary subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity and in full force and effect. The Company and each of the Company Subsidiaries have performed all material obligations required to be performed by them to date under each Material Contract. No event or condition exists that constitutes, or after notice or lapse of time or both would constitute, a default on the part of the Company or any Company Subsidiary under any Material Contract. As of the date of this Agreement, no other party to any such Material Contract is, to the knowledge of the Company, in default in any respect thereunder. The Company has Made Available to Parent copies of all Material Contracts, including all amendments thereto.

Section 3.20         Affiliate Transactions. Except as set forth on Section 3.20 of the Company Disclosure Schedule, there are no Contracts, transactions, indebtedness or other agreements or arrangements (including any direct or indirect ownership interest in any property or assets used in or necessary for use in the conduct of business by the Company or any Company Subsidiary) between the Company or any Company Subsidiary, on the one hand, and (a) any officer or director of the Company or any Company Subsidiary; (b) any record or beneficial owner of five percent (5%) or more of the voting securities of the Company or (c) any affiliate or family member of any such officer, director or record or beneficial owner, on the other hand (collectively, “Affiliate Transactions”).

Section 3.21         Opinion of Financial Advisor. Morgan Stanley Asia Limited (the “Financial Advisor”) has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of such date, the Per Share Merger Consideration to be received by the holders of the Shares and the Per ADS Merger Consideration to be received by the holders of ADSs in the Merger (in each case, other than holders of Excluded Shares, including Excluded Shares represented by ADSs) is fair, from a financial point of view, to such holders. A copy of such written opinion has been or will be delivered to Parent promptly following receipt thereof by the Company Board, for informational purposes only.

Section 3.22         Brokers. Except as set forth on Section 3.22 of the Company Disclosure Schedule, the fees and expenses of which will be paid by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s, advisory or other fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with the Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Transactions.

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Section 3.23         Takeover Statute. The Company is not a party to any shareholder rights plan or “poison pill” agreement. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”), or any similar anti-takeover provision in the Company M&A, is applicable to the Company, the Shares, the Merger or any of the other Transactions.

Section 3.24         Suppliers and Customers.

(a)          Section 3.24(a) of the Company Disclosure Schedule sets forth a complete and correct list of: (i) the ten (10) largest suppliers (including semiconductor fabs supplying wafers from which the Company’s products are made) to the Company and the Company Subsidiaries, taken together, during each of the past three (3) fiscal years (based on the aggregate amount paid to such supplier by the Company and the Company Subsidiaries during such year) (the “Top Suppliers”); (ii) the ten (10) largest customers of the Company and the Company Subsidiaries, taken together, during each of the past three (3) fiscal years (based on the aggregate amount of revenue recognized by the Company and the Company Subsidiaries during such year) (the “Top Customers”) and (iii) the four (4) largest distributors of the Company and the Company Subsidiaries, taken together, during each of the past three (3) fiscal years (based on the aggregate amount of revenue recognized by the Company and the Company Subsidiaries during such year) (the “Top Distributors”), which Top Distributors represent no less than 85% of total sales through distributors of the Company and the Company Subsidiaries in the applicable period.

(b)          Between December 31, 2012 and the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notice, letter, complaint or other written communication from any Top Supplier, Top Customer or Top Distributor to the effect that it intends, and the Company does not otherwise have actual knowledge as of the date of this Agreement, that any Top Supplier, Top Customer or Top Distributor intends, to terminate or change in any material adverse respect, except to the extent consistent in all material respects with any financial projections Made Available to Parent, its business relationship with the Company or any Company Subsidiary.

Section 3.25         Product Liability. Neither the Company nor any Company Subsidiary has received any written notice of a claim against the Company or any Company Subsidiary alleging a design or manufacturing defect in any products of the Company or any Company Subsidiary that would, individually or in the aggregate, have a Material Adverse Effect, in each case, excluding any and all requests for product returns in the ordinary course consistent with past experience of the Company and the Company Subsidiaries and there is no basis therefor. None of the products of the Company or any Company Subsidiary have experienced any Epidemic Failure. “Epidemic Failure” means (i) two percent (2%) or more of the total delivered units of any single manufacturing lot of a product of the Company or any Company Subsidiary or (ii) one percent (1%) or more of the delivered units cumulatively produced over a ninety (90)-day period of a product of the Company or any Company Subsidiary, reveal identical defects in material, design or workmanship.

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Section 3.26         Bank Accounts; Powers of Attorney. The Company has Made Available (a) the identity of all banks in which the Company or any Company Subsidiary maintains a bank account or safe deposit box, together with, as to each such bank account, the account number, the names of all signatories thereof and the authorized powers of each such signatory and, with respect to each such safe deposit box, the number thereof and the names of all persons having access thereto and (b) the names of all persons holding powers of attorney from the Company or any Company Subsidiary, complete and correct copies of which have been Made Available to Parent.

Section 3.27         No Additional Parent Representations. Except for the representations and warranties set forth in Article IV, the Company acknowledges and agrees that neither Parent nor Merger Sub nor any other person on behalf of either of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, any of their respective Subsidiaries or their respective business, operations, condition (financial or otherwise) or any other matter or with respect to any other information provided to the Company or any of its affiliates or Representatives, and that any such other representations and warranties are expressly disclaimed.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT
AND MERGER SUB

Parent and Merger Sub (when established) hereby, jointly and severally, represent and warrant to the Company that:

Section 4.1           Organization. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the People’s Republic of China. A majority of the issued and outstanding share capital of Parent is owned directly or indirectly by the Guarantor. Merger Sub, when established by Parent, will be an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Upon its formation, all of the issued and outstanding share capital of Merger Sub will be owned, directly or indirectly, by Parent. Each of Parent and Merger Sub has the requisite corporate power and authority to own, operate and lease its properties and to carry on its business, except where the failure to have such power or authority would not, individually or in the aggregate, have a Parent Material Adverse Effect. For purposes of this Agreement, a “Parent Material Adverse Effect” means any event, change, occurrence or effect that would, or would reasonably be expected to, prevent or materially impede the ability of Parent or Merger Sub to consummate the Transactions in accordance with this Agreement.

Section 4.2           Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action by the boards of directors of Parent and Merger Sub and have been duly and validly authorized by all necessary actions by the shareholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, or general equitable principles (whether considered in a proceeding in equity or at law).

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Section 4.3           No Conflict; Required Filings and Consents.

(a)          The execution, delivery and performance of this Agreement by Parent and Merger Sub do not and will not (i) conflict with or violate the respective Organizational Documents of Parent or Merger Sub; (ii) assuming that all consents, approvals, authorizations and other actions contemplated by Section 4.3(b) have been obtained or taken, and all filings and obligations contemplated by Section 4.3(b) have been made or satisfied, conflict with or violate any law or Order applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)          The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Transactions by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and state securities, takeover and “blue sky” laws; (ii) the filings and receipt, termination or expiration, as applicable, of such approvals or waiting periods as may be required under any Antitrust Law; (iii) the filing of the Plan of Merger and related documentation with the Registrar pursuant to the Companies Law; (iv) the filings and approvals with or by Governmental Entities in the PRC with respect to the Transactions, including (A) the approvals of NDRC and MOFCOM with respect to the consummation of the Transactions by Parent and Merger Sub; (B) the approvals of or filings with the Ministry of Education and/or the Ministry of Finance with respect to the consummation of the Transactions by Parent and Merger Sub (if applicable) and (C) SAFE’s approvals in connection with the Transactions, including approvals for conversion of RMB funds into U.S. dollar funds and transfer of U.S. dollar funds to Merger Sub or the holders of Shares or ADSs or other interests pursuant to or in connection with this Agreement and the Guarantee (to the extent that funding in U.S. dollars is required thereunder) (collectively, the “Overseas Investment Approvals”) and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.4           Absence of Litigation. As of the date of this Agreement, there is no material Legal Proceeding pending or, to the knowledge of Parent or Merger Sub, threatened against Parent, Merger Sub or any of their subsidiaries, other than any such Legal Proceeding that would not, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent, Merger Sub nor any of their subsidiaries nor any of their respective properties is or are subject to any Order that would, individually or in the aggregate, have a Parent Material Adverse Effect

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Section 4.5           Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, on the date the Proxy Statement is first mailed to the shareholders of the Company. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representations or warranties with respect to any information supplied by the Company or any of the Representatives of the Company for inclusion or incorporation by reference in the Proxy Statement.

Section 4.6           Adequacy of Funds. Parent will have, prior to or at the Closing, adequate financial resources to satisfy its monetary and other obligations under this Agreement, including the obligation to pay the merger consideration in accordance herewith, subject to receipt of the Overseas Investment Approvals.

Section 4.7           Ownership of Shares. Except as set forth on Section 4.7 of the disclosure schedule delivered by Parent to the Company prior to or contemporaneously with the execution of this Agreement, neither Parent nor any of its subsidiaries owns (directly or indirectly, beneficially or of record) any Shares, and neither Parent nor any of its subsidiaries holds any rights to acquire or vote any Shares, except pursuant to this Agreement.

Section 4.8           Vote/Approval Required. No vote or consent of the holders of any equity interest of Parent is necessary to approve this Agreement or the Transactions, other than as has already been obtained.

Section 4.9           Guarantee. Concurrently with the execution of this Agreement, Parent has caused the Guarantor to deliver to the Company the duly executed Guarantee. The Guarantee is in full force and effect and is a valid, binding and enforceable obligation of the Guarantor, subject to (i) the Guarantor’s receipt of SAFE approval to the extent that funding under the Guarantee is required in U.S. dollars and (ii) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). No event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

Section 4.10         No Additional Company Representations. Except for the representations and warranties set forth in Article III, Parent and Merger Sub acknowledge and agree that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company, any of its Subsidiaries or their respective business, operations, condition (financial or otherwise) or any other matter or with respect to any other information provided to Parent, Merger Sub or any of their respective affiliates or Representatives, and that any such other representations and warranties are expressly disclaimed.

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ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1           Conduct of Business of the Company Pending the Merger.

(a)          The Company covenants and agrees that, during the period from the date of this Agreement until the Effective Time, except as expressly provided in this Agreement, as set forth on Section 5.1(a) of the Company Disclosure Schedule (referencing specifically the appropriate subclause below) or as required by law, or unless Parent shall otherwise consent in writing, the Company shall, and shall cause each Company Subsidiary to:

(i)          conduct its business and operations (A) in the ordinary course and in accordance with past practices and (B) in compliance with all applicable laws;

(ii)         maintain its existence in good standing under applicable laws and use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and current employees and maintain its relations and goodwill with all material suppliers, customers, distributors, development partners, landlords, creditors, licensors, licensees and other persons having material business relationships with the Company and the Company Subsidiaries, in each case consistent with the past practices of the Company and the Company Subsidiaries; and

(iii)        assure that each of its Contracts (other than with Parent) entered into after the date of this Agreement will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger to the extent that any such Contract is material to the Company and the Company Subsidiaries taken as a whole or that any failure to obtain any such consent, waiver or novation or such change or termination would, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, and give reasonable advance written notice to Parent prior to allowing any Material Contract to lapse or terminate by its terms;

(iv)        promptly notify Parent of (A) any notice or other communication (in writing or, to the knowledge of the Company, otherwise) from any person alleging that the consent of such person is or may be required in connection with any of the Transactions; (B) any material Legal Proceeding commenced, or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company’s business or that relates to the consummation of the Transactions; (C) any written notice or other written communication from any Governmental Entity in connection with the Transactions or (D) any event, circumstance, occurrence, action or inaction that if in existence as of the date of this Agreement would be required to be disclosed on Section 3.8 of the Company Disclosure Schedule (other than pursuant to Section 3.8(f)).

No action or inaction by the Company or the Company Subsidiaries specifically required by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action or inaction also constitutes a breach of such provision of Section 5.1(b).

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(b)          Except as otherwise expressly provided in this Agreement, as set forth on Section 5.1(b) of the Company Disclosure Schedule (referencing specifically the appropriate subclause below) or as required by law, or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following:

(i)          amend or otherwise change the Company M&A or Organizational Documents or any similar governing instruments of the Company or a Company Subsidiary;

(ii)         issue, grant, deliver, sell, pledge, dispose of, transfer, subject to any Lien or encumber any shares, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares, any other ownership interests or any voting securities (including stock appreciation rights, phantom stock or similar instruments) of the Company or any Company Subsidiary (in each case except for (A) the issuance of Shares upon the exercise of Company Stock Options or settlement of Company Restricted Share Units outstanding on the date of this Agreement (or permitted hereunder to be granted after the date of this Agreement), in accordance with the terms of any Company Plan) or (B) the grant of Company Restricted Share Units (and issuance of Shares upon settlement thereof) made in the ordinary course of business consistent with past practice (not to exceed an aggregate number of Shares after the date of this Agreement equal to the sum of 1,900,000 and such number of Shares that are subject to Company Stock Options or Company Restricted Share Units that are forfeited upon any employee’s termination of employment following the date of this Agreement (“Forfeited Option/RSU Shares”)), which Forfeited Option/RSU Shares shall be available for grants to new employees that are substantially replacing any such employee whose employment terminated after the date of this Agreement; provided, that any such grants of Company Restricted Share Units shall be subject to the Company’s standard terms with respect to vesting and acceleration and, in the case of Company Restricted Share Units covering Forfeited Option/RSU Shares, shall be in amounts that are substantially consistent with the amounts of Forfeited Option/RSU Shares that were held by the terminated employee such person is substantially replacing;

(iii)        declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of the share capital of the Company or any Company Subsidiary (except for any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary) or enter into any agreement with respect to the voting or registration of its share capital;

(iv)        reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any shares of the Company (other than the acquisition of Shares tendered by employees or former employees in connection with a cashless or net exercise of Company Stock Options or in order to pay Taxes in connection with the vesting or exercise of any grants (including Company Stock Options and Company Restricted Share Units) pursuant to the terms of a Company Plan or a Company Stock Plan), or reclassify, combine, split or subdivide or amend the terms of any share capital or other ownership interests of any of the Company Subsidiaries;

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(v)         (A) directly or indirectly acquire (whether by merger, consolidation or acquisition of shares, stock or assets or otherwise) in one transaction or any series of related transactions any equity interests in any corporation, partnership or other business organization or division thereof or any material assets, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts or (B) sell, pledge, mortgage, lease, license, grant any interest in, subject to any Lien or permit to exist any Lien on, transfer or otherwise dispose of (whether by merger, consolidation or acquisition of shares, stock or assets or otherwise), any of the material property or assets of the Company or any Company Subsidiary (including any Real Property), except (1) dispositions of obsolete, surplus or worn-out assets or assets that are no longer useful in the conduct of the business of the Company and the Company Subsidiaries; (2) transfers among the Company and the Company Subsidiaries; (3) in the ordinary course of business consistent with past practice (which for the avoidance of doubt and without limitation to the foregoing shall be deemed to include the sale or other disposition of supply or inventory in the ordinary course of business); (4) any such acquisitions or dispositions for which the consideration payable directly or indirectly by or to the Company or any Company Subsidiary does not exceed two million five hundred thousand U.S. dollars (US$2,500,000) individually or five million U.S. dollars (US$5,000,000) in the aggregate for all such acquisitions or dispositions or (5) any such acquisitions or dispositions set forth on Section 5.1(b)(v) of the Company Disclosure Schedule;

(vi)        terminate, cancel, transfer, assign, license, encumber or agree to any material change in, or material express waiver of rights of a party (other than the Company or a Company Subsidiary) under, any Material Contract, or enter into or amend in any material respect any Contract that, if existing on the date of this Agreement, would be a Material Contract;

(vii)       grant any licenses of intellectual property to third parties except in the ordinary course of business;

(viii)      (A) incur, issue, renew, prepay, refinance or modify in any material respect the terms of any indebtedness for borrowed money; (B) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly owned Company Subsidiary) or (C) make, forgive or cancel any loans, advances or capital contributions to, or investments in, any other person (other than a wholly owned Company Subsidiary or acquisitions permitted by clause (v)(A)), except for such loans, advances, capital contributions or investments that do not exceed in each case one million five hundred thousand U.S. dollars (US$1,500,000) or in the aggregate five million U.S. dollars (US$5,000,000) and are made in the ordinary course of business consistent with past practice;

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(ix)         except to the extent required under any Company Plan as existing on the date of this Agreement (and which Company Plan is disclosed in Section 3.10(a) of the Company Disclosure Schedule), (A) increase the compensation payable or to become payable (including bonus grants and retention payments) to Company Employees or increase or accelerate the vesting of any benefits provided to Company Employees in any material respect or in any respect that is outside the ordinary course of business; (B) grant any severance or termination pay or retention payments or benefits to, or enter into or amend or terminate any employment, severance, retention, change in control, consulting or termination Contract with, any Company Employees, except that the Company may enter into employment Contracts with newly hired employees who are not executive officers providing for annual compensation not in excess of one hundred thousand U.S. dollars (US$100,000) (or the RMB equivalent) consistent with Company standard practice (provided that such Contracts do not provide for severance or similar termination benefits in excess of such benefits that are otherwise required by applicable law or are provided to similarly situated employees of the Company as of the date of this Agreement pursuant to a Company Plan); (C) establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund or policy for the benefit of any Company Employees; (D) pay or make, or agree to pay or make, any accrual or other arrangement for, or take, or agree to take, any action to fund or secure payment of, any severance pension, indemnification or retirement allowance; (E) hire, elect or appoint any officer or director (other than to replace departing officers or directors) or (F) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any officer of the Company; provided, that the Company shall be permitted to increase the aggregate compensation of all Company Employees by an amount not to exceed three percent (3%) of the aggregate compensation of all Company Employees as of the date of this Agreement (excluding the effect of compensation payable to employees hired after the date of this Agreement); provided, further, that compensation of any individual Company Employee having a title of “vice president” or more senior shall not be increased;

(x)          make any change in any financial or Tax accounting principles, policies, methods or procedures used by the Company, except as may be required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xi)         (A) make, change or revoke any material Tax election; (B) enter into any release, settlement or compromise of any material Tax liability; (C) file any amended Tax Return (except as required by applicable law) with respect to any Tax or waive any statute of limitations with respect to any Tax claim or assessment; (D) change (or file a request to make such change) any method of Tax accounting or any annual Tax accounting period; (E) enter into any closing agreement relating to any Tax; (F) surrender any right to claim a material Tax refund or (G) fail to timely file all material Tax Returns with any taxing authority in accordance with past practice (taking into account any extension of time within which to file such Tax Return);

(xii)        settle or compromise any litigation, audit, claim or other Legal Proceeding involving the payment of more than one million U.S. dollars (US$1,000,000);

(xiii)       except for this Agreement, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than among the Company Subsidiaries);

(xiv)      enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any trade union or representative body;

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(xv)       enter into, amend or modify any Affiliate Transactions;

(xvi)      make capital expenditures in excess of the amount set forth in Section 5.1(b)(xvi) of the Company Disclosure Schedule, except for other expenditures necessary to maintain existing assets in good repair, consistent with past practice; or

(xvii)     authorize or agree to take any of the actions described in Section 5.1(b)(i)-(xvi).

Section 5.2           No Control of the Company’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1           Proxy Statement. As soon as reasonably practicable (and in any event within five (5) Business Days) following the date of this Agreement, the Company shall prepare and provide to Parent and its counsel a form of the Proxy Statement. The Company shall file with the SEC a Form 6-K with the Proxy Statement and cause the Proxy Statement to be distributed to the Company’s shareholders as soon as practicable after the five (5) Business Day period described below (and in any event within fifteen (15) Business Days following the date of this Agreement). Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by applicable law to be set forth in the Proxy Statement. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement that shall have become false or misleading. Prior to filing or mailing (as applicable) the Proxy Statement (or any amendment or supplement thereto), Parent and its counsel shall be given, to the extent practicable, five (5) Business Days to review and comment on the Proxy Statement, and the Company shall consider all additions, deletions or changes suggested thereto in good faith by Parent and its counsel. The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff or any other Governmental Entity with respect to, or any request from the SEC or its staff or any other Governmental Entity for amendments or supplements or other changes to, the Proxy Statement, and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff or any other Governmental Entity, on the other hand.

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Section 6.2           Shareholders Meeting.

(a)          The Company shall take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving and authorizing this Agreement and the Plan of Merger (the “Shareholders Meeting”) as soon as reasonably practicable following the date of this Agreement. Without limiting the generality of the foregoing, the Company in any event shall hold the Shareholders Meeting within thirty (30) days of the filing of the Proxy Statement with the SEC (and within twenty (20) Business Days following the distribution of the Proxy Statement to the Company’s shareholders), unless the SEC or any other Governmental Entity of competent jurisdiction shall have taken any action or issued any Order that prohibits the Company from delivering the Proxy Statement to its shareholders or holding the Shareholders Meeting. Without the consent of Parent, approving and authorizing this Agreement and Plan of Merger are the only actions that shall be proposed to be acted upon by the Company shareholders at the Shareholders Meeting. The Company shall include in the Proxy Statement the Company Recommendation (subject to Section 6.5(e)) and use its reasonable best efforts to obtain the Company Requisite Vote. The Company shall not adjourn or otherwise postpone or delay the Shareholders Meeting, except with the prior consent of Parent. Notwithstanding the foregoing, the Company shall be permitted to delay or postpone the Shareholders’ Meeting (but not beyond the Termination Date) if (1) in the good faith judgment of the Company Board, after consultation with its outside legal counsel, a failure to effect such delay or postponement would be reasonably likely to constitute a breach of the Company Board’s fiduciary duties under applicable law; provided, that all such postponements or delays, collectively, shall not be for more than ten (10) Business Days in the aggregate or (2) such delay or postponement is desirable to obtain the Company Requisite Vote and, in case of a delay of more than ten (10) days, Parent has agreed to such delay or postponement. If the date of the Shareholders’ Meeting or the matters to be considered for approval at the Shareholders’ Meeting are changed from the information set forth in the Proxy Statement following the delivery of the Proxy Statement to the shareholders, the Company shall as promptly as reasonably practicable deliver notice of any such changes if and to the extent required under Section 56 of the Company M&A.

(b)          In the event that subsequent to the date of this Agreement, the Company Board makes a Change of Recommendation, the Company shall nevertheless submit this Agreement and the Plan of Merger to the shareholders for approval and authorization at the Shareholders Meeting in accordance with this Section 6.2 unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting.

Section 6.3           Access to Information.

(a)          From the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with its terms, upon reasonable prior written notice, the Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, (i) afford Parent and its Representatives reasonable access during normal business hours to its officers, personnel, employees, systems, properties, offices and other facilities and to all books and records (including Tax Returns) and (ii) furnish Parent with all financial, operating and other data, analyses, projections, plans and other information, as Parent, through its Representatives, may from time to time reasonably request, including information with respect to the customers and suppliers of the Company or any Company Subsidiary. In particular, but without limitation, from and after the date of this Agreement, Parent and its Representatives shall have the right and privilege of entering upon all Real Property and of reviewing the books and records of the Company and the Company Subsidiaries regarding the Real Property as needed during normal business hours to make any inspections, evaluations, surveys or tests that Parent may deem necessary or appropriate. The Company and the Company Subsidiaries shall cooperate reasonably with Parent and its Representatives in completing such inspections and evaluations. Parent’s exercise of its rights to inspect the Real Property, or Parent’s election not to inspect any property, shall in no way be interpreted as a waiver of any of Parent’s rights or remedies contained in this Agreement, including Parent’s right to rely upon the Company’s representations and warranties in this Agreement. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or the Company Subsidiaries.

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(b)          Notwithstanding the Section 6.3(a), neither the Company nor any of the Company Subsidiaries or their respective Representatives shall be required to provide access to or to disclose information where such access or disclosure would (i) jeopardize the attorney-client privilege or other similar privilege held by the Company or any Company Subsidiary in a manner that is reasonably likely to affect the Company or any Company Subsidiary in an adverse fashion; (ii) breach any Contract with any third party that is in effect on the date of this Agreement or (iii) contravene any applicable law; provided, that the Company shall work in good faith to provide access to the maximum extent permitted without such jeopardizing, breaching or contravention, including providing Parent the maximum access to such information that may be possible without such jeopardizing, breaching or contravention or by providing to Parent summaries or excerpts to the maximum extent possible, and further, in the case of clause (ii) or (iii), if requested by Parent shall use its commercially reasonable efforts promptly to seek any required consents so as to allow full access by Parent.

Section 6.4           Confidentiality. Prior to the Effective Time, each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and the Company Subsidiaries furnished to Parent or Merger Sub in connection with the Transactions in accordance with the Confidentiality Agreement, dated June 25, 2013, as amended (the “Confidentiality Agreement”), among Parent and the Company, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

Section 6.5           Acquisition Proposals.

(a)          Notwithstanding any other provision to the contrary contained herein, during the Go-Shop Period, the Company, the Company Subsidiaries and their respective Representatives shall have the right to, directly or indirectly, (i) initiate, solicit or knowingly encourage, assist or facilitate (or publicly propose or announce any intention or desire to do any of the foregoing) any inquiries regarding, or the making of any proposals, offers, requests, correspondence or other communications that constitute or would reasonably be expected to lead to, an Acquisition Proposal; (ii) engage in, continue, or otherwise participate in any negotiations or discussions concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of the Company Subsidiaries in connection with, any effort or attempt by any other person to seek to do or that would reasonably be expected to lead to an Acquisition Proposal; (iii) comply with any request for non-public information relating to the Company or any Company Subsidiary or for access to any of the properties, books or records of the Company or any Company Subsidiary by any person and/or (iv) waive, terminate, modify, or fail to enforce any standstill or similar provision in any confidentiality agreement or other agreement with any person (any person with which, or with respect to which, the actions described in clauses (i) – (iv) are taken, a “Solicited Person”); provided, that prior to providing any non-public information concerning the Company or the Company Subsidiaries to a Solicited Person, such Solicited Person shall have entered into an Acceptable Confidentiality Agreement; provided, further, that the Company shall provide to Parent prior to or simultaneously with the delivery of any such information to the person making such Acquisition Proposal or any of its Representatives any non-public information concerning the Company or any Company Subsidiary that is provided to such person or its Representatives that was not previously provided or Made Available to Parent. “Go-Shop Period” means the period commencing upon the date is the three (3) months following the date on which the Company Requisite Vote is obtained and ending on the earlier of (A) the Effective Time of the Merger, if the Merger is consummated, or (B) the termination of this Agreement in accordance with its terms.

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(b)          Except as otherwise set forth in this Section 6.5 and except during the Go-Shop Period, from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company agrees that neither it nor any of the Company Subsidiaries shall, and that the Company shall cause its and the Company Subsidiaries’ respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage, assist or facilitate (or publicly propose or announce any intention or desire to do any of the foregoing) any inquiries regarding, or the making of any proposals, offers, requests, correspondence or other communications that constitute or could reasonably be expected to lead to, an Acquisition Proposal; (ii) engage in, continue, or otherwise participate in any negotiations or discussions (other than to state that it is not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of the Company Subsidiaries in connection with, any effort or attempt by any other person to seek to do or that would be reasonably expected to lead to an Acquisition Proposal; (iii) comply with any request for non-public information relating to the Company or any Company Subsidiary or for access to any of the properties, books or records of the Company or any Company Subsidiary by any person (other than Parent and its Representatives) that the Company believes would or that would reasonably be expected to lead to an Acquisition Proposal or (iv) waive, terminate, modify, or fail to enforce any standstill or similar provision in any confidentiality agreement or other agreement with any person (other than Parent). The Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted theretofore with respect to any Acquisition Proposal, and the Company shall immediately revoke or withdraw access of any person (other than Parent and its Representatives) to any data room containing any non-public information with respect to the Company or the Company Subsidiaries and request, and use its reasonable best efforts to cause, all such persons to promptly return or destroy all such non-public information.

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(c)          Notwithstanding anything to the contrary in Section 6.5(b), at any time after the date of this Agreement and prior to such time as the Company Requisite Vote shall have been obtained, the Company may, in response to a bona fide, written Acquisition Proposal that did not result from a breach of Section 6.5 and that the Company Board determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, constitutes or would be reasonably expected to lead to a Superior Proposal, directly or indirectly through its Representatives, (i) furnish information with respect to the Company and the Company Subsidiaries to the person making such Acquisition Proposal pursuant to a customary confidentiality agreement that has terms at least as restrictive as those contained in the Confidentiality Agreement (except for such changes necessary in order for the Company to be able to comply with its obligations under this Agreement) (an “Acceptable Confidentiality Agreement”) and (ii) participate in discussions or negotiations with such person and its Representatives regarding such Acquisition Proposal; provided, that the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such actions would be reasonably likely to constitute a breach of its fiduciary duties under applicable law; provided, further, that the Company shall (i) give Parent prior written notice that it is furnishing any such information or participating in any such discussions or negotiations; (ii) give Parent prior written notice of the names of any other person to whom the person making such Acquisition Proposal proposes or intends to provide any non-public information and (iii) provide to Parent prior to or simultaneously with the delivery of any such information to the person making such Acquisition Proposal or any of its Representatives any non-public information concerning the Company or any Company Subsidiary that is provided to such person or its Representatives that was not previously provided or Made Available to Parent. Notwithstanding anything to the contrary in Section 6.5(b), at any time after the date of this Agreement and prior to obtaining the Company Requisite Vote, the Company or its Representatives may, in response to a bona fide, written Acquisition Proposal that did not result from a breach of Section 6.5, contact the person making such Acquisition Proposal to clarify the terms and conditions of such Acquisition Proposal (but not to negotiate or otherwise discuss or to request or suggest changes or modifications to such Acquisition Proposal) prior to the Company Board making any of the determinations referenced in this Section 6.5(c); provided, that the Company shall provide Parent written notice prior to making any such contact, such notice to contain the identity of the person or persons making such Acquisition Proposal. The Company shall provide Parent with at least forty-eight (48) hours’ prior notice of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Acquisition Proposal (or any lesser advance notice otherwise provided to members of the Company Board in respect of such meeting). For the avoidance of doubt, the provisions of this Section 6.5(c) shall not apply during the Go-Shop Period.

(d)          In all cases, subject to the permitted actions contemplated by Section 8.3(a) and Section 6.5(e), neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation; (ii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal; (iii) publicly take or disclose a position with regard to or issue any statement referencing an Acquisition Proposal that does not contain an express rejection of such Acquisition Proposal or an express reaffirmation of the Company Recommendation; (iv) fail to recommend against acceptance of any tender offer or exchange offer for the Shares within ten (10) Business Days after the commencement of such offer; (v) resolve or agree to do any of the foregoing (any of such actions described in clauses (i), (ii) (iii), (iv) or (v) being referred to as a “Change of Recommendation”) or (vi) adopt, approve or recommend (publicly or otherwise), or allow the Company or any Company Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement constituting, or that would reasonably be expected to result in, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 6.5(c)) (each, an “Alternative Acquisition Agreement”) or resolve or agree to do any of the foregoing.

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(e)          Notwithstanding anything to the contrary in this Section 6.5, if, prior to obtaining the Company Requisite Vote or during the Go-Shop Period, the Company has complied with this Section 6.5 and receives a written, bona fide Acquisition Proposal that did not result from a breach of Section 6.5 and that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, then (i) the Company Board may make a Change of Recommendation and/or authorize the Company to terminate this Agreement pursuant to Section 8.3(a) and (ii) the Company, upon receiving such authorization from the Company Board, may enter into an Alternative Acquisition Agreement with respect to such Superior Proposal if, with respect to this clause (ii), the Company concurrently terminates this Agreement pursuant to Section 8.3(a); provided, that the Company Board and the Company shall not be entitled to take any of the actions described in either of the foregoing clauses (i) and (ii) unless prior thereto:

(w)         the Company Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make a Change of Recommendation or to authorize termination of this Agreement, as applicable, would be reasonably likely to constitute a breach of its fiduciary duties under applicable law;

(x)          the Company shall have provided written notice (a “Notice”) to Parent, at least five (5) days in advance of such Change of Recommendation or authorization, advising Parent of the Board’s determination, which Notice shall include the terms and conditions of such Superior Proposal (including the identity of the third party making the Superior Proposal and any financing materials related thereto, if any) and include with it copies of any proposed transaction documents with respect to such Superior Proposal;

(y)         during the five (5) day period following receipt by Parent of the Notice, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(z)          following the end of the five (5) day period, the Company Board shall have determined in good faith after consultation with their outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice or otherwise, that the Superior Proposal giving rise to the Notice continues to constitute a Superior Proposal.

Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice and the Company shall be required to comply again with the requirements of this Section 6.5(e); provided, that, with respect to any such new Notice, the references in this Section 6.5(e) to “five (5) days” and “five (5) day period” shall be deemed to be references to “three (3) days” and “three (3) day period,” respectively. For the avoidance of doubt, any purported termination of this Agreement pursuant to Section 8.3(a) shall be void and of no force and effect unless the Company complies with this Section 6.5(e) and (A) the Company Escrow Fund has been funded pursuant to Section 8.5(b) or (B) the Company pays the Company Termination Fee in accordance with Section 8.5(c) prior to or substantially concurrently with such termination.

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(f)          Except during the Go-Shop Period, the Company shall as soon as practicable (and in any event within thirty-six (36) hours of receipt or actual knowledge thereof by any member of the Company Board or any executive officer of the Company) notify Parent in writing of (i) any Acquisition Proposal received by the Company; (ii) any request for non-public information relating to the Company or the Company Subsidiaries, other than requests for information not believed to be, and that would not reasonably be expected to be, related to or otherwise likely to lead to an Acquisition Proposal and (iii) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal or other indication that any person might reasonably be expected to make an Acquisition Proposal, including in each case the identity of the person making any such Acquisition Proposal, inquiry or request or providing such indication and the material terms of any such Acquisition Proposal, inquiry or request or indication, together with copies of such Acquisition Proposal (if in writing) and all written correspondence (including e-mail) with respect thereto. Except during the Go-Shop Period, the Company shall (A) keep Parent informed in all material respects on a current basis (and in any event within forty-eight (48) hours of knowledge thereof) of the status (including material amendments and proposals for material amendments to the terms thereof) of such Acquisition Proposal, inquiry or request and (B) provide to Parent as soon as practicable (and in any event within forty-eight (48) hours) after receipt thereof copies of all material written correspondence relating to such Acquisition Proposal and summaries of all non-written exchanges relating to material changes in the status or the terms of such Acquisition Proposal, inquiry or request exchanged between the Company or any of the Company Subsidiaries, on the one hand, and the person making such Acquisition Proposal, inquiry or request, on the other hand, concerning the terms and conditions thereof or otherwise relating to the Acquisition Proposal. Neither the Company nor any of the Company Subsidiaries shall enter into any confidentiality or other agreement that prevents the Company from providing any of such information to Parent.

(g)          Nothing set forth in this Agreement shall be deemed to prohibit the Company or the Company Board from (i) taking or disclosing to its shareholders any position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or otherwise complying with its disclosure obligations under applicable laws with regard to an Acquisition Proposal; provided, that if such communication or disclosure has the effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation or (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act in which the Company indicates that it has not changed the Company Recommendation.

(h)          Definitions. For purposes of this Agreement:

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(i)          “Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons (other than Parent or one of its subsidiaries or affiliates) for (A) a merger, reorganization, consolidation, share exchange, business combination, license, lease, recapitalization, liquidation, dissolution or other transaction involving an acquisition of the Company or any Company Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or total assets of the Company and the Company Subsidiaries, taken as a whole, or over fifteen percent (15%) of the consolidated total assets of the Company and the Company Subsidiaries or (B) the acquisition in any manner, directly or indirectly, of over fifteen percent (15%) of the equity securities of the Company or any of the Company Subsidiaries or over fifteen percent (15%) of the consolidated total assets of the Company and the Company Subsidiaries, in each case other than a transaction involving Parent or any of its affiliates (and to which Parent has agreed or that Parent has affirmatively proposed).

(ii)         “Superior Proposal” means any bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from fifteen percent (15%) to fifty percent (50%)) that the Company Board has determined in its good faith judgment after consultation with its outside legal counsel and financial advisors (A) is not subject to any financing contingency and is more likely to be consummated in accordance with its terms than the Merger (taking into account any adjustments to the terms thereof that may be offered by Parent in writing, including pursuant to Section 6.5(e)) and (B) if consummated, would result in a transaction more favorable to the Company’s shareholders as a whole than the Transactions in financial terms and taking into account such factors as the Company Board deems appropriate, including any adjustments to the terms thereof that may be offered by Parent in writing, including pursuant to Section 6.5(e).

Section 6.6           Directors’ and Officers’ Indemnification and Insurance.

(a)          Parent and Merger Sub agree that all rights to indemnification for acts or omissions occurring prior to the Effective Time, and to advancement and reimbursement of expenses, existing as of the date of this Agreement in favor of each present (as of the Effective Time) and former officer and director of the Company and the Company Subsidiaries (the “Indemnified Parties”), as provided in the Company M&A, the Organizational Documents of any Company Subsidiary or any indemnification agreement identified in Section 3.19(a)(xiii) of the Company Disclosure Schedule, shall survive the Merger, shall continue in full force and effect in accordance with their terms for at least six (6) years following the Effective Time (or such shorter time as may be provided in each such agreement or other document), and in each case shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder in any material respect (provided, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim). The Surviving Company shall comply, and, if after the Effective Time all or a substantial portion of the Company’s assets have been transferred to another person after the Effective Time (other than pursuant to a Contract entered into by the Company or any Company Subsidiary prior to the Effective Time), then Parent shall cause and enable the Surviving Company to comply, with all of the Company’s and the Company Subsidiaries’ obligations to any Indemnified Parties under the Company M&A, the Organizational Documents of any Company Subsidiary and any indemnification agreement identified in Section 3.19(a)(xiii) of the Company Disclosure Schedule.

(b)          The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company M&A, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely in any material respect the rights thereunder of any such individuals.

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(c)          Prior to the Effective Time, the Company shall obtain and pay the premium for a “tail” extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, for a claims reporting or discovery period of six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, that in no event shall the Company or the Surviving Company expend for such policies pursuant to this sentence an amount in the aggregate in excess of three hundred percent (300%) of the aggregate annual premiums currently paid by the Company for such insurance as disclosed in Section 6.6(c) of the Company Disclosure Schedule. If the Company and the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, (x) the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement or (y) the Surviving Company shall, and Parent shall cause the Surviving Company to, use reasonable best efforts to purchase “tail” D&O Insurance for such six (6) year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, that in no event shall Parent or the Surviving Company be required to expend for such policies pursuant to this sentence, in the case of the purchase of “tail” insurance policies, an amount in excess of three hundred percent (300%) of the aggregate annual premiums currently paid by the Company for such insurance, or, in the case of annual insurance policies, annual premium amounts in the aggregate in excess of two hundred percent (200%) of the aggregate annual premiums currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)          Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party on or prior to the sixth (6th) anniversary of the Effective Time, the provisions and benefits of this Section 6.6 shall continue in full effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e)          The covenants contained in this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(f)          This Section 6.6 shall not be amended in a manner adverse to the Indemnified Parties without the written consent of each of the Indemnified Parties.

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(g)          In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company or, at Parent’s option, Parent, shall succeed to the obligations set forth in this Section 6.6.

Section 6.7           Further Action; Efforts.

(a)          Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable (including under any Antitrust Law and for the purpose of obtaining the Overseas Investment Approvals and the other Required Approvals) to consummate the Transactions as soon as practicable, including: (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent and (ii) using reasonable best efforts to resolve any objection asserted with respect to the Transactions under any Antitrust Law raised by any Governmental Entity and to prevent the entry of any Order, and to have vacated, lifted, reversed or overturned any Order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the Transactions.

Notwithstanding anything in this Agreement to the contrary, but without limitation to the rights of the Company pursuant to Article VIII: (i) Parent shall not have any obligation to litigate, contest or appeal any administrative or judicial action or proceeding or any Order, whether temporary, preliminary or permanent brought by or before any Governmental Entity or any failure by any Governmental Entity to provide a consent; (ii) Parent shall be under no obligation to make proposals, execute or carry out agreements or submit to Orders providing for a Divestiture and (iii) the Company shall not conduct or agree to conduct a Divestiture without the prior written consent of Parent. “Divestiture” shall mean (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its affiliates or the assets of the Surviving Company; (B) the imposition of any limitation or restriction on the ability of Parent or any of its affiliates, including, following the Merger, the Surviving Company, to freely conduct their respective businesses or (C) the holding separate of any assets of the Surviving Company or any other person or any limitation or regulation on the ability of Parent or any of its affiliates to exercise full rights of ownership of the Surviving Company.

(b)          In furtherance and not in limitation of the provisions of Section 6.7(a), to the extent required by PRC law and any Antitrust Laws, each of the parties hereto, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than thirty (30) Business Days following the date of this Agreement, an initial filing with the PRC Anti-Monopoly Bureau pursuant to the PRC Anti-Monopoly Law and any other required filing under any Antitrust Laws as reasonably determined by Parent.

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(c)          Within fifteen (15) days following the date of this Agreement, the Company shall provide written or electronic notice, in the form to be mutually agreed between the Company and Parent within five (5) days of the date of this Agreement, to each of its shareholders describing their obligations to timely make such filings and reports with the Governmental Entities in the PRC as are required in connection with the Transactions pursuant to Circular 698 issued by the PRC State Administration of Taxation on December 10, 2009, titled “Notice on Strengthening the Administration of Enterprise Income Tax on Income Derived from Equity Transfer Made by Non-Resident Enterprise,” effective as of January 1, 2008, or any successor rule or regulation under PRC Law in effect as of the date such notice is provided. The Company shall reasonably cooperate with such shareholders in connection with such filings and reports.

(d)          If a party receives a request (written or verbal) for information or documentary material from any Governmental Entity with respect to this Agreement or any of the Transactions, or any Required Approval (or activities related thereto), then such party shall, to the extent not prohibited by law or a Governmental Entity, in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response that is, at a minimum, in substantial compliance with such request.

(e)          The parties hereto shall keep each other apprised of the status of matters relating to the completion of the Transactions, including the obtaining of the Required Approvals, and work cooperatively in connection with obtaining the Required Approvals and all other approvals of, or clearances from, each applicable Governmental Entity with respect to the Transactions, including:

(i)          cooperating with each other in connection with filings required to be made by any party (including under any Antitrust Law or in connection with any Required Approval) with respect to the Transactions and liaising with each other in relation to each step of the procedure before, and as to the contents of, all communications with such Governmental Entities with respect to the Transactions. In particular, to the extent permitted by law or Governmental Entity, no party will make any notification in relation to any of the Transactions or any Required Approval without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii)         furnishing to each other all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable law in connection with the Transactions or any Required Approval;

(iii)        promptly notifying each other of any communications from or with any Governmental Entity with respect to the Transactions or any Required Approval and ensuring to the extent permitted by law or Governmental Entity that each of the parties hereto is entitled to attend any meetings with or other appearances before any Governmental Entity with respect to the Transactions or any Required Approval;

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(iv)        consulting and cooperating with each other in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to Antitrust Laws or any Required Approval;

(v)         keeping each other reasonably apprised of any developments in connection with the Required Approvals and the Overseas Investment Approvals; and

(vi)        without prejudice to any rights of the parties hereto hereunder, consulting and cooperating in all respects with each other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of any of the Transactions.

(f)          Prior to the Closing Date, the Company shall use its commercially reasonable efforts to cause current and prior holders or beneficial owners of Shares, who are subject to registration or reporting requirements of SAFE Circular 75, to comply with all such reporting and registration requirements under SAFE Circular 75 by making all necessary filings and registrations with SAFE, including filing amendments to their SAFE Circular 75 registrations to reflect material changes to the shareholding structure of the Company since its incorporation.

Section 6.8           Public Announcements. Unless and until a Change of Recommendation has occurred or, if earlier, the termination of this Agreement in accordance with its terms, the Company, on the one hand, and Parent and Merger Sub, on the other hand, will consult with and provide to each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the Transactions and shall not issue any such press release or other public statement or comment prior to such consultation. The Company and Parent agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company, in such form as shall be mutually agreed upon by the Company and Parent.

Section 6.9           Notification of Certain Matters. From and after the date of this Agreement until the earlier to occur of the Effective Date or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other Transactions, including with respect to the Required Approvals; (b) any notice or other communication received by such party from any person alleging that the consent of such person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Company or Parent; (c) any Legal Proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries that relate to the Merger or the other Transactions and (d) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, could reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, that the delivery of any notice pursuant to this Section 6.9 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party hereto receiving such notice or the representations or warranties of the parties hereto, or the conditions to the obligations of the parties hereto.

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Section 6.10         Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting of the Shares and the ADSs from NASDAQ and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable following the Effective Time.

Section 6.11         Shareholder Litigation. Prior to the Effective Time, the Company shall give prompt notice to Parent of, keep Parent reasonably informed regarding and give Parent the opportunity to participate in the defense or settlement of, any shareholder litigation or Legal Proceeding against the Company and/or its directors or officers relating to the Merger or any of the other Transactions, and no settlement shall be agreed to with respect to any such litigation or other Legal Proceeding without Parent’s prior written consent (which shall not be unreasonably delayed or withheld).

Section 6.12         Takeover Statutes. If any Takeover Statute or any provision of the Company M&A is or may become applicable to the Merger or any of the other Transactions, the parties hereto shall use their respective best efforts (a) to take all action necessary so that no Takeover Statute or any such provision is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company M&A on the Merger and the other Transactions.

ARTICLE VII
CONDITIONS OF MERGER

Section 7.1           Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each of Parent, Merger Sub and the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)          Shareholder Approval. The Company Requisite Vote shall have been obtained.

(b)          Government Approvals. The parties hereto shall have made all necessary filings under the PRC Anti-Monopoly Law and Parent shall have obtained the Required Approvals other than such Required Approvals as Parent, in its sole discretion, shall have determined to waive; provided, that Parent shall not be entitled to waive any Required Approvals that would, or would reasonably be expected to, adversely affect the delivery of the consideration payable in connection with the Merger in accordance with Article II.

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(c)          Orders. As of the Closing, no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, or any order, writ, assessment, decision, injunction, decree, judgment, ruling, award, settlement or stipulation (collectively, an “Order”) (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger, except for such Orders with respect to which Parent, in its sole discretion, shall have determined to waive this condition to the Closing; provided, that Parent shall not be entitled to make such a waiver with respect to any such Orders that would, or would reasonably be expected to, adversely affect the delivery of the consideration payable in connection with the Merger in accordance with Article II.

Section 7.2           Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties contained in Sections 3.3(a), (b)(i), (c)(viii) and (d) (but, with respect to sub-section (d), only the second sentence thereof) (Capitalization), 3.4 (Authority) and 3.22 (Brokers)) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be so true and correct (in each case, without regard to any qualification as to materiality included therein) would not, individually or in the aggregate, have a Material Adverse Effect); provided, that notwithstanding the foregoing, the representations and warranties contained in Sections 3.3(a), (b)(i), (c)(viii) and (d) (but, with respect to sub-section (d), only the second sentence thereof) (Capitalization), 3.4 (Authority) and 3.22 (Brokers) shall be true and correct in all respects other than de minimis inaccuracies as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date).

(b)          Agreements and Covenants. The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)          Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect that shall be continuing.

(d)          Dissenting Shareholders. The holders of no more than ten percent (10%) of the Shares shall have served a notice of dissent under Section 238(2) of the Companies Law.

(e)          Officer’s Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c).

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Section 7.3           Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except for inaccuracies of representations and warranties that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)          Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)          Officer’s Certificate. The Company shall have received a certificate signed by an executive officer of Parent and Merger Sub certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4           Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied as a basis to fail to effect the Merger if such failure was caused by such party’s failure to act in good faith to comply with this Agreement.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1           Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Requisite Vote is obtained, by mutual written consent of the Company and Parent.

Section 8.2           Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by written notice at any time prior to the Effective Time by Parent or the Company, if:

(a)          the Merger shall not have been consummated by January 15, 2014, whether such date is before or after the date on which the Company Requisite Vote is obtained (such date, as it may be extended pursuant to the provisions hereof, the “Termination Date”); provided, that the Termination Date shall be extended at the written request of the Company or Parent to such date as may be specified by the Company or Parent (whichever is later) in such written request (but in no event later than May 15, 2014) if, at any time after November 30, 2013, the Required Approvals have not been obtained; provided, that such written request shall include a statement by the party making such request that it believes in good faith that there is a reasonable possibility of obtaining the Required Approvals prior to such extended Termination Date; provided, further, that neither party hereto shall have the right to terminate this Agreement pursuant to this Section 8.2(a) if any failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of the failure of the Merger to be consummated by the Termination Date and such failure to perform or comply constitutes a material breach of this Agreement;

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(b)          the Shareholders Meeting shall have been held and completed and the Company Requisite Vote shall not have been obtained at the Shareholders Meeting or at any adjournment or postponement thereof; or

(c)          any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the Company Requisite Vote has been obtained); provided, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party hereto that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

Section 8.3           Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by written notice by the Company to Parent:

(a)          at any time prior to the time the Company Requisite Vote is obtained or during the Go-Shop Period, if (i) the Company has not committed a material Willful Breach of Section 6.5; (ii)  the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with the terms of this Agreement (and the Company shall have complied in all respects with Section 6.5 with respect to such Superior Proposal); (iii) immediately prior to or substantially concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal and (iv) (A) the Company Escrow Fund has been funded pursuant to Section 8.5(b) or (B) the Company prior to or substantially concurrently with such termination pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 8.5(c); or

(b)          if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) calendar days after written notice thereof is given by the Company to Parent or (ii) five (5) Business Days prior to the Termination Date; provided, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, Section 7.2(a) or Section 7.2(b) not to be satisfied.

Section 8.4           Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by written notice at any time prior to the Effective Time by Parent to the Company:

(a)          if the Company Board shall have (i) made a Change of Recommendation or shall have entered into an Alternative Acquisition Agreement or (ii) failed to include the Company Recommendation in the Proxy Statement; or

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(b)          if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of (i) thirty (30) calendar days after written notice thereof is given by Parent to the Company or (ii) five (5) Business Days prior to the Termination Date; provided, that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, Section 7.3(a) or Section 7.3(b) not to be satisfied.

Section 8.5           Effect of Termination and Abandonment.

(a)          In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any person on the part of any party hereto (or of any of its Representatives or affiliates); provided, that the provisions set forth in this Section 8.5, Section 8.6 (Expenses), Section 9.1 (Non-Survival of Representations, Warranties, Covenants and Agreements), Section 9.2 (Notices), Section 9.5 (Entire Agreement; Assignment), Section 9.6 (Parties in Interest), Section 9.7 (Governing Law), Section 9.11 (Jurisdiction), Section 9.13 (Waiver of Jury Trial), and the Confidentiality Agreement shall survive the termination of this Agreement and abandonment of the Merger pursuant to this Article VIII; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability for any fraud by such party or Willful Breach by such party. For purposes of this Agreement, “Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, that the breaching party had actual knowledge as of the date of this Agreement that the representation or warranty was not true or correct in all material respects and (ii) with respect to any breach of a covenant or obligation contained in this Agreement, that the breaching party (x) committed a material breach of such covenant or obligation and (y) at the time of such breach, had knowledge that such covenant or obligation was being breached.

(b)          Promptly (and in any case within three (3) Business Days) after the Company Requisite Vote is obtained, the Company shall cause an amount in cash equal to the Company Termination Fee to be deposited in an account in the PRC with Citibank N.A., J.P. Morgan Chase & Co., Wells Fargo N.A. or other similar escrow agent (such amount, including any interest and earnings thereon, the “Company Escrow Fund”) mutually agreed by Parent and the Company within ten (10) days following the date of this Agreement (the “Escrow Agent”), which amount shall be held and released by the Escrow Agent subject to the terms of an escrow agreement (the “Escrow Agreement”) and in accordance with Section 8.5(c). The Escrow Agreement shall be in customary form, and Parent and the Company agree to in good faith discuss and agree upon such form, select the Escrow Agent and enter into the Escrow Agreement with the Escrow Agent within ten (10) days following the date of this Agreement.

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(c)          In the event that:

(i)          (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a) or Section 8.2(b); (B) in the case of termination pursuant to Section 8.2(a), (x) (1) the Shareholders Meeting shall not have been held and completed (other than as a result of an Order) or (2) there shall have occurred a Willful Breach by the Company; (C) an Acquisition Proposal, whether or not conditional, shall have been made public or otherwise become publicly known or shall have been commenced or (in the case of Section 8.2(a) only) otherwise submitted, made or become known to the Company Board, after the date of this Agreement but prior to the termination of this Agreement pursuant to Section 8.2(a) or, with respect to termination pursuant to Section 8.2(b), prior to the Shareholders Meeting and (D) after the date of this Agreement and prior to the date that is twelve (12) months following the termination of this Agreement, the Company or any Company Subsidiary consummates or enters into a definitive agreement with respect to an Acquisition Proposal whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in the preceding clause (C)) (provided, that for purposes of this Section 8.5(c)(i), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii)         this Agreement is terminated by Parent pursuant to Section 8.4(a);

(iii)        this Agreement is terminated by the Company pursuant to Section 8.3(a); or

(iv)        this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) or Section 8.2(c) and, at the time of such termination, all of the conditions set forth in Section 7.1(a), Section 7.1(c), Section 7.3(a) (as if the date of such termination were the Closing Date) and Section 7.3(b) shall have been satisfied or waived, other than those conditions that are not satisfied as a result of, or in connection with, (A) any failure to obtain any material approvals of any Governmental Entity of the United States that are necessary for the consummation of the Transactions or (B) an Order of any Governmental Entity of the United States that restrains, enjoins or otherwise prohibits the consummation of the Merger, in each case of clauses (A) and (B), other than as a result of a breach of this Agreement by Parent or Merger Sub;

then the Company shall pay Parent the Company Termination Fee in accordance with this Section 8.5(c). The Company Termination Fee shall be paid out of the Company Escrow Fund (if and to the extent that funds are in the Company Escrow Fund) no sooner than five (5) Business Days after the date of a written statement sent by Parent to the Company and the Escrow Agent setting forth the satisfaction of all of the conditions set forth in the applicable clause (i)-(iv) (which written statement shall be delivered no more than five (5) Business Days after the date of the applicable termination described in such applicable clause, and shall be subject to customary rights of the Company to contest such statement in accordance with the terms of the Escrow Agreement) and no later than seven (7) Business Days after the date of such written statement, by wire transfer of immediately available funds.

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If this Agreement is terminated and the Company Escrow Fund shall be insufficient to pay the Company Termination Fee in full or any portion thereof (because the Company Escrow Fund has not yet been funded, the Company Escrow Fund shall have been released or otherwise), then the amount equal to (A) the Company Termination Fee minus (B) the funds in the Company Escrow Fund shall be paid directly by the Company, by wire transfer of immediately available funds, (x) in the case of clause (i), within two (2) Business Days after the date on which the Company or any Company Subsidiary consummates the Acquisition Proposal or enters into the agreement referred to in subclause (c)(i)(D), (y) in the case of clauses (ii) and (iv), within two (2) Business Days after such termination or (z) in the case of clause (iii), immediately prior to or substantially concurrently with such termination. If this Agreement is terminated by the Company pursuant to Section 8.3(a) in connection with an Acquisition Proposal received by the Company during the Go-Shop Period, the Company Escrow Fund has been funded and the applicable Company Termination Fee has been paid in accordance with this Section 8.5(c), then promptly following such payment, the Escrow Agent shall pay to the Company any amounts then remaining in the Company Escrow Fund. It is understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

If (A) this Agreement is terminated and Parent (I) shall not have delivered such written statement to the Company and the Escrow Agent within five (5) Business Days after such termination or (II) shall not have been entitled to deliver such written statement pursuant to this Section 8.5(c) or (B) the Closing occurs, then, upon written notice of such fact by the Company to Parent and the Escrow Agent, the Escrow Agent shall, no later than five (5) Business Days after the date of such written notice, pay to the Company all amounts in the Company Escrow Fund by wire transfer of immediately available funds.

“Company Termination Fee” means RMB 460,000,000; provided, that if this Agreement is terminated by the Company pursuant to Section 8.3(a) in connection with an Acquisition Proposal received by the Company during the Go-Shop Period, “Company Termination Fee” shall mean RMB 230,000,000.

(d)          Promptly (and in any case within three (3) Business Days) after the Company Requisite Vote is obtained, Parent shall cause an amount in cash equal to the Parent Commitment Fee to be deposited in an account in the PRC with the Escrow Agent (such amount, including any interest and earnings thereon, the “Parent Escrow Fund”), which amount shall be held and released by the Escrow Agent subject to the terms of the Escrow Agreement and in accordance with Section 8.5(e).

(e)          In the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) or Section 8.2(c) and, at the time of such termination, all of the conditions set forth in Section 7.1(a), Section 7.1(c), Section 7.2(a) (as if the date of such termination were the Closing Date), Section 7.2(b), Section 7.2(c) and Section 7.2(d) shall have been satisfied or waived, other than those conditions that are not satisfied as a result of, or in connection with, (A) any failure to obtain any of the Required Approvals, other than such Required Approvals with respect to which Parent shall have waived the condition set forth in Section 7.1(b) in accordance therewith or (B) an Order of any Governmental Entity of the PRC that restrains, enjoins or otherwise prohibits the consummation of the Merger, except for such Orders with respect to which Parent shall have waived the condition set forth in Section 7.1(c) in accordance therewith, in each case of clauses (A) and (B), other than as a result of a breach of this Agreement by the Company, then Parent shall pay to Spreadtrum Shanghai the Parent Commitment Fee.

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The Parent Commitment Fee shall be paid out of the Parent Escrow Fund (if and to the extent that funds are in the Parent Escrow Fund) no sooner than five (5) Business Days after the date of a written statement sent by the Company to Parent and the Escrow Agent setting forth the satisfaction of the conditions set forth in the first sentence of this Section 8.5(e) (which written statement shall be delivered no more than five (5) Business Days after the date of such termination, and subject to customary rights of Parent to contest such statement in accordance with the terms of the Escrow Agreement) and no later than seven (7) Business Days after the date of such written statement, by wire transfer of immediately available funds.

If this Agreement is terminated and the Parent Escrow Fund shall be insufficient to pay the Parent Commitment Fee in full or any portion thereof (because the Parent Escrow Fund has not yet been funded, the Parent Escrow Fund has been released or otherwise), then the amount equal to (A) the Parent Commitment Fee minus (B) the funds in the Parent Escrow Fund shall be paid directly by Parent, by wire transfer of immediately available funds, within two (2) Business Days after such termination.

If (I) this Agreement is terminated and the Company (x) shall not have delivered such written statement to Parent and the Escrow Agent within five (5) Business Days after such termination or (y) shall not have been entitled to deliver such written statement pursuant to this Section 8.5(e) or (II) the Closing occurs, then, upon written notice by Parent of such fact to the Company and the Escrow Agent, the Escrow Agent shall, no later than five (5) Business Days after the date of such written notice, pay to Parent all amounts held by the Escrow Agent with respect to the Parent Commitment Fee by wire transfer of immediately available funds. “Parent Commitment Fee” means RMB 460,000,000.

(f)          The parties hereto acknowledge that the agreements contained in Section 8.5 are an integral part of the Transactions, that the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee or the Parent Commitment Fee is payable are uncertain and incapable of accurate calculation and that, without these agreements, the parties hereto would not enter into this Agreement, and, therefore, the Company Termination Fee and the Parent Commitment Fee are not penalties, but rather liquidated damages, and if the Company or Parent, as applicable, fails to promptly pay the amount due pursuant to Section 8.5(c) or Section 8.5(e), respectively, and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company or Parent, respectively, for all or any part of the Company Termination Fee or the Parent Commitment Fee, respectively, then the Company and Parent, respectively, shall pay to the other the other’s costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

Section 8.6           Expenses. Except as otherwise specifically provided herein, each party hereto shall bear its own expenses in connection with this Agreement and the Transactions. Without limiting the generality of the foregoing, the Company shall pay all fees, costs and expenses to obtain, and satisfy the conditions of, the consents to be obtained by the Company hereunder (including the consents of lessors of Leased Real Property). In addition, if the lessor, master lessor, sublessor, or licensor under any Lease conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding the Transactions, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), the Company shall be solely responsible for making all such payments and providing all such additional security.

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Section 8.7           Amendment. This Agreement may be amended by the parties hereto at any time prior to the Effective Time, whether before or after the approval and authorization of this Agreement and of the Plan of Merger by the shareholders of the Company; provided, that, after such approval and authorization, no amendment may be made that by law requires the further approval of the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.8           Waiver. At any time prior to the Effective Time, any party hereto may (to the extent legally permitted and except as otherwise set forth herein) (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance by the other parties hereto with any of the agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties hereto to be bound thereby. The failure of any party hereto to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1           Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein to the extent that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 9.2           Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by international overnight courier or by electronic mail (“e-mail”) transmission (so long as a receipt with respect to such e-mail is requested and received) to the respective parties hereto at the following addresses (or at such other address for a party hereto as shall be specified by like notice):

if to Parent or Merger Sub:

Tsinghua Unigroup Ltd.

10/F Unis Plaza

Tsinghua Science Park

Haidian District

Beijing 100084, China

Attention: Weiguo Zhao, Chairman and President

Facsimile:    (8610) 8215-9228

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with additional copies (which shall not constitute notice) to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California 94304-1018

Attention: Christopher M. Forrester

                  Charles C. Comey

                  Michael G. O’Bryan

Facsimile: 650-251-3500

If to the Company:

Spreadtrum Communications, Inc.

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

Attention: Shannon Gao, Chief Financial Officer

Facsimile: (8621) 5080-2996

with additional copies (which shall not constitute notice) to:

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

Attention: Gordon K. Davidson

   David K. Michaels

   Eva Wang

Facsimile: 650-938-5200

Section 9.3           Certain Definitions. For purposes of this Agreement, the terms:

(a)          “affiliate” of any person means any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(b)          “Antitrust Laws” means the PRC Anti-Monopoly Law and all other laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(c)          “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law to close in (i) New York, New York, United States of America; (ii) Hong Kong Special Administrative Region or (iii) the PRC;

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(d)          “Company Restricted Share Unit” means each outstanding restricted share unit granted under a Company Stock Plan;

(e)          “Company Stock Option” means each outstanding and unexercised option to purchase Company Ordinary Shares or ADSs granted under a Company Stock Plan;

(f)          “Company Stock Plan” means the Company’s Second Amended and Restated 2001 Stock Plan, 2007 Equity Incentive Plan and any other director or employee stock option or compensation plan or arrangement of the Company;

(g)          “Company Subsidiary” means each person that is a subsidiary of the Company;

(h)          “Contract” means any contract, agreement, lease or other legally binding obligation, whether or not in writing;

(i)          “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(j)          “Export Control Laws” means (i) all U.S. import and export laws (including those laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and (ii) all comparable applicable laws outside the United States;

(k)          “knowledge” (i) with respect to the Company, means the actual knowledge of any of the persons listed in Section 9.3(k) of the Company Disclosure Schedule and (ii) with respect to Parent or Merger Sub, means the actual knowledge of any of the executive officers of Parent or Merger Sub;

(l)          “law” or “laws” means any law, statute, code, ordinance, rule, regulation, code, edict, Order, judgment, writ, directive, circular, treaty provision, stipulation, award, injunction, decree or arbitration award, finding or other requirement, of any Governmental Entity and any order or decision of an arbitrator or arbitration panel;

(m)          “Lien” means any lien, mortgage, pledge, encumbrance, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset);

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(n)          “Made Available” means, with respect to any material, that prior to 1:50 p.m. (Shanghai Time) on the date of this Agreement, a copy of such material has been (i) (A) posted to and made available to Parent personnel and Representatives in the electronic data room maintained by the Company with Fenwick & West LLP and (B) reflected (including the notation of any updates) in the data room index available to Parent personnel and Representatives or (ii) solely with respect to the list provided pursuant to Section 3.3(c) delivered by e-mail to Parent personnel or counsel (which delivery is confirmed by the recipient thereof);

(o)          “Material Adverse Effect” means any development, fact, circumstance, condition, event, change, occurrence or effect, individually or in the aggregate, that has or would reasonably be expected to have a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries taken as a whole; provided, that any development, fact, circumstance, condition, event, change, occurrence or effect resulting from any of the following shall not be taken into account in determining whether there shall have occurred a Material Adverse Effect: (A) changes in general economic, business or geopolitical conditions, in credit, financial or capital markets or in exchange rates or interest rates; (B) changes or developments in the industry in which the Company and the Company Subsidiaries operate; (C) changes in any applicable laws or applicable accounting regulations or principles or interpretations thereof; (D) any change in the price or trading volume of the Shares, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); (E) changes in geopolitical conditions, any outbreak or escalation of hostilities or war or any act of terrorism, or any natural or man-made disasters; (F) any suit, action or proceeding in respect of this Agreement or the Transactions brought or commenced by any shareholder of the Company (on their own behalf or on behalf of the Company) to the extent alleging a breach of fiduciary duties; (G) the announcement of this Agreement or the pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries with employees, customers, suppliers or partners, or the identity of Parent or any of its affiliates as the acquiror of the Company or (H) (x) any action taken, or failure to take action, by the Company or a Company Subsidiary in each case that Parent has in writing specifically consented to or requested or (y) the failure to take any action by the Company or a Company Subsidiary specifically prohibited by this Agreement and that Parent specifically declined to permit within a reasonable period following written request by the Company; provided, that any development, fact, circumstance, event, change, occurrence or effect referred to in the foregoing clauses (A), (B), (C) and (E) may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such development, fact, circumstance, event, change, occurrence or effect has a disproportionately adverse effect on the Company and the Company Subsidiaries taken as a whole, as compared to other companies in the industries in which the Company and the Company Subsidiaries operate;

(p)          “Ministry of Education” means the Ministry of Education of the PRC;

(q)          “Ministry of Finance” means the Ministry of Finance of the PRC;

(r)          “MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts;

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(s)          “NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts;

(t)          “Organizational Documents” means the memorandum and articles of association, certificate or articles of incorporation, bylaws or equivalent organizational documents, as applicable, of an entity other than the Company;

(u)          “Permitted Liens” means (i) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition or the property of the Company so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or law; (ii) zoning, building and other similar regulations by any Governmental Entity; provided, that such regulations have not been materially violated; (iii) any immaterial Lien (other than Liens for indebtedness for borrowed money) that, both individually and with others, does not interfere with day-to-day operations of the business of the Company and the Company Subsidiaries; (iv) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities; provided, that there is no material violation thereunder that has resulted in such limitations or restrictions; (v) statutory Liens for Taxes, assessments and other governmental levies, fees or charges imposed that are not yet due and payable, or that are being contested in good faith and by appropriate proceedings, in each case for which adequate reserves have been established; (vi) easements, covenants, conditions, restrictions and other similar matters of record affecting title to real property that do not and would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon; (vii) pledges or deposits required by applicable law to secure obligations under workers’ compensation laws or similar legislation; (viii) pledges and deposits to secure the performance of bids, trade contracts, leases (but only as to the security deposits described in the Leases), surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business and (ix) any other Liens that have been incurred or suffered by operation of law that would not, individually or in the aggregate, have a material adverse effect with respect to the Company and the Company Subsidiaries, taken as a whole or on the use or operation of the property subject thereto;

(v)         “person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity;

(w)          “PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

(x)          “PRC Anti-Monopoly Bureau” means the Anti-Monopoly Bureau of the Ministry of Commerce;

(y)          “PRC Anti-Monopoly Law” means the PRC Anti-Monopoly Law adopted on August 1, 2008;

(z)          “PRC Subsidiary” means all Company Subsidiaries organized under the laws of the PRC;

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(aa)         “Representatives” means, when used with respect to Parent, Merger Sub, the Company or any other person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of Parent, Merger Sub, the Company or any other person, as applicable, and their respective subsidiaries;

(bb)         “Required Approvals” means the Overseas Investment Approvals and, if necessary, clearance under the PRC Anti-Monopoly Law approving the Transactions;

(cc)         “SAFE” means the State Administration of Foreign Exchange of the PRC or its competent local counterparts;

(dd)         “SAFE Circular 7” means Circular 7, issued by SAFE on February 15, 2012, titled “Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company,” or any successor rule or regulation under PRC law;

(ee)         “SAFE Circular 75” means Circular 75, issued by SAFE on October 21, 2005, titled “Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC residents Through Offshore Special Purpose Vehicles,” effective as of November 1, 2005, or any successor rule or regulation under PRC law;

(ff)         “SAFE Circular 78” means Circular 78, issued by SAFE on March 28, 2007, titled “Notice of the SAFE on Foreign Exchange Administration of the Involvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies,” effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012;

(gg)         “subsidiary” or “subsidiaries” of the Company, the Surviving Company, Parent or any other person means any corporation, partnership, joint venture or other legal entity: (i) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such person or by any one or more of such person’s subsidiaries; (ii) of which at least fifty percent (50%) of the equity interests is controlled by such person by any one or more of such person’s subsidiaries; (iii) of which such party or any subsidiary of such party is a general partner or (iv) that would otherwise be deemed a “subsidiary” under Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act;

(hh)         “Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any similar kind, in each case in the nature of a tax; (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (i) and (iii) any transferee, successor or similar liability in respect of any items described in clauses (i) and/or (ii) payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law), and similar provisions of foreign law;

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(ii)         “Tax Return” means any return, report or statement filed or required to be filed with any Governmental Authority with respect to any Tax (including any attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated, affiliated or unitary returns for any group of entities that includes the Company or any of its affiliates;

(jj)         “Transactions” means the transactions contemplated by this Agreement, including the Merger; and

(kk)         the following terms have the meanings set forth in the sections referenced below:

Terms	Location

ADSs	Section 2.1(b)
Acceptable Confidentiality Agreement	Section 6.5(c)
Acquisition Proposal	Section 6.5(h)(i)
Affiliate Transactions	Section 3.20
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.5(d)
Assumed Option	Section 2.3(a)(ii)
Assumed Restricted Share Unit	Section 2.3(b)(ii)
Cash-Out Election Period	Section 2.3(a)(ii)(E)
Change of Recommendation	Section 6.5(d)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 3.3(c)
Companies Law	Section 1.1
Company	Preamble
Company Board	Recitals
Company Disclosure Schedule	Article III
Company Employees	Section 3.10(a)
Company Escrow Fund	Section 8.5(b)
Company Intellectual Property Rights	Section 3.17(a)
Company Licenses	Section 3.6(b)
Company M&A	Section 3.2(a)
Company Ordinary Shares	Section 2.1(b)
Company-Owned IP Rights	Section 3.17(a)
Company Plans	Section 3.10(a)
Company Recommendation	Section 3.4
Company Requisite Vote	Section 3.4
Company Securities	Section 3.3(b)

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Company Termination Fee	Section 8.5(c)
Confidentiality Agreement	Section 6.4
Constituent Companies	Section 1.4(a)
D&O Insurance	Section 6.6(c)
Deposit Agreement	Section 2.2(i)
Depositary	Section 2.2(i)
Dissenter Rights	Section 2.1(b)
Dissenting Shareholders	Section 2.1(b)
Dissenting Shares	Section 2.1(b)
Divestiture	Section 6.7(a)
Effective Time	Section 1.2
e-mail	Section 9.2
Environmental Laws	Section 3.18(b)(i)
Environmental Permits	Section 3.18(b)(ii)
Epidemic Failure	Section 3.25
ERISA	Section 3.10(a)
Escrow Agent	Section 8.5(b)
Escrow Agreement	Section 8.5(b)
Exchange Act	Section 3.3(c)
Exchange Fund	Section 2.2(a)
Excluded Shares	Section 2.1(b)
Exercised Option Shares	Section 2.3(a)(ii)(E)
FCPA	Section 3.7(e)
Financial Advisor	Section 3.21
Forfeited Option/RSU Shares	Section 5.1(b)(ii)
Funded International Plan	Section 3.10(j)
GAAP	Section 3.7(b)
Go-Shop Period	Section 6.5(a)
Governmental Entity	Section 3.5(b)
Guarantee	Recitals
Guarantor	Recitals
Hazardous Materials	Section 3.18(b)(iii)
Indemnified Parties	Section 6.6(a)
Insurance Policies	Section 3.12
International Plan	Section 3.10(b)
Lease	Section 3.14(b)
Leased Real Property	Section 3.14(b)
Legal Proceeding	Section 3.9
Licenses	Section 3.6(b)
March 15th Date	Section 2.3(b)(ii)(D)
Material Contract	Section 3.19(a)
Merger	Recitals
Merger Sub	Recitals
NASDAQ	Section 3.5(b)
Notice	Section 6.5(e)(x)
Open Source Software	Section 3.17(d)

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Order	Section 7.1(c)
Overseas Investment Approvals	Section 4.3(b)
Owned Real Property	Section 3.14(a)
Parent	Preamble
Parent Material Adverse Effect	Section 4.1
Parent Escrow Fund	Section 8.5(d)
Parent Commitment Fee	Section 8.5(e)
Paying Agent	Section 2.2(a)
Per ADS Merger Consideration	Section 2.1(b)
Per Share Merger Consideration	Section 2.1(b)
Plan of Merger	Section 1.2
Preference Shares	Section 3.3(a)
Property Agreements	Section 3.19(a)(v)
Proxy Statement	Section 3.5(b)
Real Property	Section 3.14(c)
Release	Section 3.18(b)(iv)
Registrar	Section 1.2
Sarbanes-Oxley Act	Section 3.7(c)
SEC	Section 3.7(a)
SEC Reports	Section 3.7(a)
Section 409A	Section 3.10(i)
Securities Act	Section 3.7(a)
Share	Section 2.1(b)
Share Certificates	Section 2.2(c)
Shareholders Meeting	Section 6.2(a)
Solicited Person	Section 6.5(a)
Spreadtrum Shanghai	Section 3.15(i)
Superior Proposal	Section 6.5(h)(ii)
Surviving Company	Section 1.1
Takeover Statute	Section 3.23
Termination Date	Section 8.2(a)
Top Customers	Section 3.24(a)
Top Distributors	Section 3.24(a)
Top Suppliers	Section 3.24(a)
Treasury Shares	Section 2.1(b)
Uncertificated Shares	Section 2.2(c)
Vested Option Cash-Out Election	Section 2.3(a)(ii)(E)
Vested RSU Cash-Out Election	Section 2.3(b)(ii)(D)
Vested RSU Shares	Section 2.3(b)(ii)(D)
Willful Breach	Section 8.5(a)

Section 9.4           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

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Section 9.5           Entire Agreement; Assignment. This Agreement (including the Exhibits hereto), the Company Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties hereto.

Section 9.6           Parties in Interest. Except (i) as provided in Section 6.6 and (ii) only with respect to shareholders and only after the Effective Time, for the provisions set forth in Article II, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third-party beneficiaries under Section 6.6 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.8 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7           Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York; provided, that the following matters arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the laws of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub in the Company, the cancellation of the Shares, any other rights provided in Section 238 of the Companies Law, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

Section 9.8           Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

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Section 9.9           Counterparts. This Agreement may be executed and delivered (including by facsimile, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 9.10         Specific Performance.

(a)          The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

(b)          Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) any party hereto has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such Order. The remedies available to the Company pursuant to this Section 9.10 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Commitment Fee under Section 8.5(e). The remedies available to each of Parent and Merger Sub pursuant to this Section 9.10 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 8.5(c).

Section 9.11         Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party hereto against any other party hereto shall be brought and determined in the courts of the State of New York or the federal courts of the United States of America located in New York; provided, that any legal action or proceeding with respect to any of the matters described in the proviso to Section 9.7 may be brought and determined in the courts of the Cayman Islands. Each of the parties hereto hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Transactions. Each of the parties hereto agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court as described herein. Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and the parties hereto further waive any argument that such service is insufficient. Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum; (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

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Section 9.12         Interpretation. When reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section or Exhibit of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. All references to “dollars,” “$,” “U.S. dollars” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement, unless otherwise stated. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 9.13         WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[Remainder of Page Left Blank Intentionally]

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IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Tsinghua Unigroup Ltd.

By:	/s/ Weiguo Zhao
Name:	Weiguo Zhao
Title:	Chairman and Chief Executive Officer

Spreadtrum Communications, Inc.

By:	/s/ Leo Li
Name:	Leo Li
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]